Radiant®
SYSTEMS

08049429

Sustain ▶ Create ▶ Accelerate

2007 Annual Report

FINANCIAL HIGHLIGHTS

STATEMENT OF OPERATIONS DATA	2005	2006	2007
Revenues	$ 172,042	$ 222,310	**$ 253,198**
Adjusted income from continuing operations	14,918 *	24,166 **	**31,439** ***
Adjusted net income from continuing operations	12,633 *	19,029 **	**25,888** ***
Adjusted net income per diluted share	0.40 *	0.58 **	**0.78** ***
BALANCE SHEET DATA			
Cash and cash equivalents	$ 17,641	$ 15,720	**$ 29,940**
Total assets	142,505	198,655	**221,959**
Total shareholders' equity	84,433	115,971	**141,956**

(in thousands, except per share data)

**Excludes impairment charges of certain intangible assets of $0.6 million, non-recurring charges of $1.5 million and amortization of intangible assets of $5.3 million. Net income and diluted income per share including these items were $5.6 million and $0.18 per share, respectively.*

*** Excludes non-recurring charges of $1.6 million, amortization of intangible assets of $8.2 million, and stock-based compensation expense of $3.3 million. Also excluded is a $10.9 million income tax benefit resulting from the reversal of a portion of the valuation allowance against deferred tax assets. Net income and diluted income per share including these items were $18.4 million and $0.56 per share, respectively.*

**** Excludes amortization of intangible assets of $4.3 million, non-recurring charges (net of gains) of $0.1 million and stock-based compensation expense of $3.8 million. Net income and diluted income per share including these items were $11.8 million and $0.36 per share, respectively.*

RECONCILIATION OF ADJUSTED NET INCOME FROM CONTINUING OPERATIONS:	2005	2006	2007
REPORTED NET INCOME	$ 5,562	$ 18,357	**$ 11,843**
Amortization of purchased intangibles	5,317	8,190	**4,301**
Impairment of certain intangible assets	550	—	**—**
Non-recurring charges, net of gains	1,450	1,663	**67**
Stock-based compensation expense	—	3,260	**3,795**
Tax effect of adjusting items, difference between the Company's effective tax rate and cash tax rate and release of valuation allowance	(246)	(12,441)	**5,882**
ADJUSTED NET INCOME FROM CONTINUING OPERATIONS	$12,633	$19,029	**$25,888**

(in thousands)

For over two decades, Radiant Systems has provided innovative store technology to the hospitality and retail industries. Radiant's point-of-sale, self-service kiosk, ecommerce and back-office technology enables operators to drive top line growth and improve bottom line performance.

Radiant's technology redefines the customer experience and greatly enhances revenue drivers:

- **Speed of service** — consistent, fast, and accurate service with an intuitive and reliable point-of-purchase. Not just exceptionally fast transactions, but systems so easy to use the result is speed the first day on the job.
- **Increased customer visits** — innovative frequency programs, exceptional convenience, and a brand-building environment. It's about creating a unique experience that compels the customer to return again and again.
- **Higher sales per visit** — intelligent upselling, multi-profit center POS, and point-of-purchase promotions. It's about providing customers with greater value, a broad selection of products, and removing barriers to the sale.
- **Reduction of shrink and fraud** — customer order confirmation, fraud detection, and shrink prevention. It's about discovering ways revenue is lost and ensuring that all revenue makes it to the top line.

Radiant Systems, Inc. (www.radiantsystems.com) is a global leader in providing innovative technology to the hospitality and retail industries. Offering unmatched reliability and ease of use, Radiant's point of sale hardware and software solutions are deployed in more than 85,000 restaurants, retail stores, cinemas, convenience stores, fuel centers, and other customer-service venues across more than 100 countries. Radiant serves the needs of its customers through the dedication of more than 1,100 employees, 325 certified sales and service partners, and 1,800 field service representatives around the world. Founded in 1985, the company is headquartered in Atlanta with regional offices throughout the United States as well as in Europe, Asia and Australia.

Customers using its solutions include:
7-Eleven Australia, Pty Ltd., Ahold USA, Alimentation Couche-Tard, Apple Gold, Apollo Cinemas, Bari Management Inc., Batteries Plus, LLC, Bell Center, Benihana, Biltmore Estate, Blimpie International, Inc., BP, p.l.c., Briad Restaurant Group, Bugaboo Creek Holdings, Inc., Burger King Corporation, Captain D's, Carvel, Carlson Restaurants Worldwide, Carrows Restaurants, CEC Entertainment, Inc., Champp's, Checkers, Chick-fil-A, Inc., Chipotle Mexican Grill, Inc., Circle K, Circle K Mexico, Church's Chicken, Choice Hotels, Cinnabon, Claim Jumper, Clearview Cinemas, Club Corporation, Coco's Bakery Restaurants, Cobb Theatres, Coffee Visions, Consolidated Theatres, Cosi, Inc., CPK Restaurants, CRO, Damon's International, Inc., Daphne's Greek Café, Del Taco, Deli Management, Denny's Corp., D'Lish, Dolphin Stadium, Don Pablo's, Dunkin' Brands, Inc., Eateries, Inc., Elvis Presley Enterprises, ExxonMobil Corporation, Fatburger Corporation, Family Express, Fazolis, Fedex Field, The Field Museum, Focus Brands, Frandeli, Frisch's Restaurants, Furr's, FX4, Gloria Jean's, Golf USA, Grill Concepts, Inc., Greyhound, Harbor Freight Tools Inc., Hershey Park, Hess, Holiday Stationstores, Hillstone-Houston's, The Home Depot, Huddle House, Jamba Juice Company, JCS Holdings, LLC, Jimmy Buffet's Margaritaville, Joe's Crab Shack, Johnny Rockets, Kazi Foods, Krispy Kreme Doughnut Corporation, Kroger Corporation, Landry's Seafood Restaurants, Inc., Larry H. Miller Megaplex, LeeAnn Chin, LUKOIL, Mann Theatres, The Marcus Corporation, Maverik Country Stores, Morton's, Muvico Theaters, Neiman Marcus, New World Restaurant Group, Noodles & Co., O'Charley's, Oscar De La Renta, P.F. Chang's China Bistro, Inc., Petro-Canada, Pita Pit, Potbelly, Priszm Income Fund, Pro Football Hall of Fame, PTT Public Company Limited, Qdoba Corporate, RARE Hospitality International, Inc., Rave Motion Pictures, Reading International, Red Robin, Repsol YPF S.A., Rib Crib, Rising Sun, Rockbottom Breweries, Romacorp, Rosa Mexicano, Royal Dutch Shell, Rutter's Farm Stores, Sbarro, Inc., Schlotzsky's, Sheetz, Inc., Shell, Shell Canada, Showcase Cinemas, Sizzler USA, Inc., Skyline Chili, Solomon's Mines Limited, Speedway SuperAmerica, LLC, Spinx, Staples Center, Strategic Restaurants, Sun & Ski Sports, Taco Bueno Restaurants, Taco Del Mar, Ted's Montana Grill, Texas Roadhouse, Inc., Travel Centers, Universal Studios, US Beef, Wawa, Inc., Wehrenberg Theatres, Yankee Stadium, Yardhouse Corp., Yoshinoya, Zpizza.

Late summer of 1995, the company was in the midst of what would be an almost $16 million year. Today, when new employees join our company, they have desks waiting for them. In those days, we were handed a tool box and some sturdy plastic from which we built our own.

Back then, we never imagined we would grow twenty times the size of ourselves, just as it is hard to imagine building a $5 billion company from today's perch. Imagination, a good strategy and exceptional execution got us here and it will be those things that take us into the future and allow us to reach our new aspirations.

Radiant Systems did not wake up as one of the world's leading retail and hospitality technology companies. Our roots grew from those days in the mid 1990's serving the largest and most innovative businesses inside one industry – petroleum and convenience retailing. When we realized our solution was something special in the eyes of our customers, we began asking ourselves where else Radiant could add value. Would restaurant companies need a similar solution? Might small businesses need our solution? What about movie theaters and specialty retail shops? And, where else in the world besides the United States could we expand?

2005-2007 Results

Although tempted, we didn't try to answer all those questions at once. And, we made plenty of mistakes along the way. Three years ago, we put forth our first formal strategic plan that called for our company to grow to $250 million by the end of 2007. We anchored the growth strategy on three pillars – first, add the most value to every site that chose Radiant; second, do whatever was required to build relationships for life; and third, be the best provider to a broader number of segments and geographies. It's not always easy to see the results when writing the earnings releases and conducting the conference calls each quarter (and we've done over 40 of them now). But when reflecting on the company's performance over the last three years, our team's accomplishments are both inspiring and amazing.

More than anything, our success is a reflection of the confidence our customers have in Radiant. In the three years ending December 31, 2007, revenues grew approximately 88%, adjusted operating income grew more than 400%, and our stock price rose 165%. We added a specialty retail business which represents a larger market opportunity than any of our other industry segments and, as the year closed, we added Quest to our solution portfolio, which is a market leader in serving large venues (e.g., stadiums, parks and arenas).

2008-2010: Building on our foundation

As we brought the year to a close, we not only completed the final year of the 2005-2007 strategic plan, but we also built our 2008-2010 strategic plan. The process to complete this plan was as thorough as the strategy is ambitious. The job of our executive leadership has been to nurture the process, provide guidance to our industry teams when necessary, and ensure the ambition is both achievable and satisfactory to our investors. We've come to realize that our position today affords our company opportunities that simply were not possible at the beginning of the decade. Our scale is dramatically different. For example, our customers have installed the Radiant solution in almost 85,000 of their sites. Last year those sites managed over seven billion consumer visits and processed north of $150 billion in sales.

While the confidence so many customers place in Radiant handling their systems responsibility is humbling, the market position we've grown into offers us a platform we couldn't have imagined twelve years ago. The platform includes a predictable revenue base which allows us to confidently invest in our future; a distribution channel comprised of 325 partners who are able to adopt new products for our customers; a recognizable brand name which makes it easier to sell and market; a stable of open and integrated products that are easy to use, highly reliable and provide our customers with unparalleled value; and a profit stream which helps us invest in our infrastructure and access larger amounts of capital for acquisitions. As good as we feel about our performance the last few years, we feel even better about our prospects for the next few and those feelings come to life best in our 2008-2010 strategic plan.

The 2010 strategic plan will sound similar to the rhythm of the success you've listened to the last few years. Add more value to every site, build relationships for life, and be the best at a broader number of markets. We've added a new dimension to the strategy which embraces the components of the company which are inherently slower growth businesses while shining a light on the capabilities we've built around creative growth methods and acquisitions.

The theme for each industry strategy is Sustain, Create, and Accelerate. The aspiration for each business inside Radiant Systems is to be the market leader in every segment, city and country we do business in. Market leadership by our way of thinking is not only being #1, it is also exceeding 30% ship share in that market. In Denver, Colorado and Dallas, Texas, Radiant is a market leader in the restaurant segment. In Shreveport, Louisiana and Shanghai, China, Radiant is not a market leader in whatever segment you name. The lack of success in any one market keeps us up at night, but these same gaps offer us enormous growth potential as well.

Sustain

In some markets, we will simply plan to sustain our current position. We believe trying to grow for the sake of growth can be an invisible force which can negatively impact a company. For Radiant, the opportunity cost is significant if we don't separate the higher growth businesses from the slower growth ones in our strategy. Sustain is our theme with both our Petroleum and Convenience Retail and Theater businesses. Our growth goals in these industries are modest given our high market shares, the size of the markets and the growth of these markets. If we simply sustain and slowly grow the levels of revenue in these industries while continuing to take great care of our customers and deliver new innovation, we can achieve stronger profit growth. Our experience says when we do those things, some pleasant growth surprises unfold, but we don't build surprises into our operating plans.

Create

By listening to our customers and partners, we've learned that our company has a unique way of creating value. Two specific areas include our channel management capabilities to help our partners grow, and our research and development efforts to bring new products to market. For the next three years, we believe these investments will help our company organically grow at a faster pace than the market, mostly in the United States. Specialty retail shops, stadiums, and restaurants (fast food, fine dining and all restaurant types in between) are the target segments for these efforts.

Accelerate

Accelerating growth opportunities may perhaps be the most exciting growth opportunity in front of our company. It's no secret Radiant has been acquisitive over the years. We believe Quest will follow in the footsteps of Synchronics, Aloha and MenuLink as accelerators of growth opportunities that otherwise would have taken us many years to build organically.

Two things have occurred to us during the integration of these businesses into our company. First, we do a good job of buying businesses. Part of doing a good job is knowing which businesses to buy and which to avoid. The "which-to-avoid" include businesses which are not a strategic fit, improperly valued by the seller and his or her representatives, or not a cultural fit. Second, we do a good job of managing businesses after we acquire them. Often, a little marketing and sales investment with a touch of research and development and more growth-oriented management equal profitable growth for years to come. As we've built a reputation for taking remarkable care of employees and customers, Radiant has become a buyer of choice for sellers in our industry. And, as valuations are more reasonable, we believe there will be more opportunities around the globe to buy businesses and "accelerate" growth on top of our organic growth goals.

Summary

Our vision is simple—"To be a remarkable company first to work for, then to buy from and finally, to invest in." While this vision was launched in 2006, it was an implicit goal of the company back when people were building their desks in 1995. In many ways, we were a remarkable company then. Today, we are more remarkable and, it is our aspiration to be more so as the future unfolds. By staying true to our core values and by delivering against our strategy, we are confident we will do just that.

Thanks for your support,

John H. Heyman
Chief Executive Officer

Alon Goren
Chairman and Chief
Technology Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transitions period from______ to______

Commission File Number: 0-22065

RADIANT SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Georgia (State or other jurisdiction of incorporation or organization)	**11-2749765** (I.R.S. Employer Identification No.)
3925 Brookside Parkway, Alpharetta, Georgia (Address of principal executive offices)	**30022** (Zip Code)

(770) 576-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, no par value

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $287.9 million based on the closing sales price ($13.24) as reported on The NASDAQ Stock Market. For the purpose of this response, officers, directors and holders of 10% or more of the registrant's common stock are considered to be affiliates of the registrant at that date.

As of February 27, 2008, there were 32,036,551 outstanding shares of the registrant's no par value common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement to be delivered to shareholders in connection with the Registrant's 2008 Annual Meeting of Shareholders are incorporated by reference in response to Part III of this report.

Table of Contents

Caution Regarding Forward-Looking Statements

This Annual Report on Form 10-K of Radiant Systems, Inc. and its subsidiaries ("Radiant," "Company," "we," "us," or "our") contains forward-looking statements. All statements in this Annual Report on Form 10-K, including those made by the management of Radiant, other than statements of historical fact, are forward-looking statements. Examples of forward-looking statements include statements regarding Radiant's future financial results, operating results, business strategies, projected costs, products, competitive positions, management's plans and objectives for future operations, and industry trends. These forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof and include the assumptions that underlie such statements. Forward-looking statements may contain words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," and "continue," the negative of these terms, or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed below and in the section titled "Risk Factors." Other risks and uncertainties are disclosed in Radiant's prior Securities and Exchange Commission ("SEC") filings. These and many other factors could affect Radiant's future financial condition and operating results and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by Radiant or on its behalf. Radiant undertakes no obligation to revise or update any forward-looking statements.

The following information should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this Annual Report.

PART I

ITEM 1. BUSINESS

General

Founded in 1985 and headquartered in Alpharetta, Georgia, Radiant Systems, Inc. (the "Company" or "Radiant") is a leading provider of innovative technology focused on the development, installation and delivery of solutions for managing site operations in the hospitality and retail industries.

Radiant focuses on delivering site systems, including point-of-sale (POS), self-service kiosks, back-office systems, site management technology, customer loyalty programs, electronic gift card management, comprehensive reporting systems management, and centralized data management designed specifically for the Company's two reportable segments: (i) Hospitality and (ii) Retail. Prior to 2006, the Company operated in three primary segments: (i) Hospitality, (ii) Petroleum and Convenience Retail and (iii) Entertainment. However, effective January 1, 2006, the Company made the decision to condense its business into two reportable segments. These changes were made in order to increase management's accountability for revenue growth and operating performance. For selected financial information about our business segments, see Note 14 to the consolidated financial statements contained elsewhere in this report. Radiant's offerings include software products, site hardware, professional services and support services. Each product can be purchased independently or as a suite of integrated products to address the customer's specific business needs. These products and services enable operators to drive top-line growth and improve bottom-line performance.

Radiant offers best-of-breed solutions designed for ease of integration with operators' existing infrastructures. Radiant's technology enables hospitality and retail operators to improve customer service while reducing costs. Radiant's solutions provide visibility and control at the site, field and headquarters levels. Additionally, Radiant focuses on addressing the unique requirements of the highly specialized environments in which its customers operate. These environments require a high degree of reliability, specialized functionality and peripheral compatibility. Using Radiant's point-of-sale, customer self-service and back-office technology, businesses are able to improve customer service and loyalty, improve speed of service, increase revenue per transaction, and reduce fraud and shrink. Radiant's full line of open, standards-based hardware allows operators to deploy advanced technology built specifically for the environment in which they operate.

Management believes its current generation of point-of-sale and customer self-service products, which utilize Microsoft Windows 2000, Windows XP, Windows Vista, Windows XP Embedded and Windows CE operating systems, represents an innovative platform based on an open, modular software and hardware architecture that offers increased functionality and stability compared to other systems in the marketplace, at a lower total cost of ownership.

In October 2005, Radiant acquired MenuLink Computer Solutions, Inc. ("MenuLink"), one of the largest independent suppliers of back-office software for the hospitality industry. The acquisition of MenuLink enables Radiant to deliver a tightly integrated solution linking Radiant hardware devices and hospitality software applications to the open architecture and feature set of MenuLink's back-office software. This combination creates an end-to-end solution designed to help operators minimize operational costs and maximize profits. The Company reports the operations of the MenuLink business under the Hospitality segment.

In January 2006, Radiant extended its reach into the retail industry by acquiring substantially all of the assets of Synchronics, Inc. ("Synchronics"), a leading provider of business management and point-of-sale software for the retail market. Synchronics had an experienced team which has developed an outstanding set of products that are distributed through a national network of dealer partners. Through the combination of Radiant and Synchronics product lines and services, the Company will bring tightly integrated, high value product and service offerings to the marketplace. The Company reports the operations of the Synchronics business under the Retail segment.

In January 2008, Radiant acquired Quest Retail Technology ("Quest"), a global provider of point of sale and back office solutions to stadiums, arenas, convention centers, race courses, theme parks, restaurants, bars and clubs. The acquisition of Quest enables Radiant to strengthen its presence in the stadium, park and arena marketplace, while expanding its installed terminal base both domestically and internationally. The Company will report the operations of the Quest business under the Hospitality segment beginning in the first quarter of 2008.

To the extent that Radiant believes acquisitions, joint ventures and business partnerships can better position it to serve its current segments, it will continue to pursue such opportunities in the future.

Hospitality Segment

Radiant provides solutions to meet the unique needs of various industries within its Hospitality segment, including fast food/quick service restaurants, table service restaurants and entertainment operators. Radiant's hospitality products offer a comprehensive solution from advanced point-of-sale systems to self-service kiosks, customer loyalty systems, integrated back-office systems, site management technology, electronic gift card management, comprehensive reporting and systems management, and centralized data management. Radiant's solutions can be implemented and integrated with existing technology or deployed as an end-to end system. Additionally, Radiant has built third-party reseller relationships which have become a fully developed reseller network focused on the food service market, both domestically and internationally.

Food service operators today face a highly competitive and challenging environment, in which consumers demand convenience and great service and have an increasing number of dining options at their disposal. To meet these challenges, food service operators require new technology that enables them to improve speed of service, manage site operations more efficiently, and reduce the total cost of technology ownership. Systems must permit employees to increase the speed and accuracy with which they take an order, prepare the food and fill the order, often accommodating numerous concurrent orders at multiple table-top, counter-top or drive-through locations. Operators need solutions to better manage menu and pricing functions, recipes and inventory, and schedule and track labor. Additionally, food service operators need the ability to manage changes centrally across sites and brands. Above-store level managers need access to timely operational information in order to make informed business decisions proactively across all sites. The market for automated information and transaction systems for restaurants is typically more advanced than in the convenience store and entertainment markets, but is highly fragmented and includes a large number of proprietary, closed systems. Radiant believes its technology enables food service operators to improve speed of service, manage site operations more efficiently, and reduce the total cost of technology ownership.

Radiant has a proven track record of delivering enhanced value for cinema operators, including offerings such as expanded concessions and foodservice, self-service ticketing and concessions, film management and gift card programs. With over 36,000 cinema screens at more than 6,100 sites in the United States, cinema operators are focusing on implementing cost controls from headquarters. Radiant believes that cinema operators can improve customer service and profitability by implementing integrated site and film management systems that enable them to speed customer transactions, reduce lines, manage inventory, and schedule labor to meet variations in traffic. Due to the lack of end user market growth and Radiant's high penetration in this market, Radiant does not expect growth to occur in the cinema operator market over the near term.

With the acquisition of MenuLink in October 2005, the Company expanded its presence in the hospitality industry. The Aloha POS® and MenuLink back-office solutions are widely known as two of the industry's easiest systems for servers and managers to use. With MenuLink's proven experience delivering back-office solutions to very large restaurant chains, as well as small chains and franchisees, Radiant has now complemented its solution to serve the needs of restaurant operators more comprehensively. The combination of MenuLink's robust back-office applications and the Aloha suite of products, including QuickService/TableService POS™, Enterprise™, eCard™ and eFrequency™, create an end-to-end solution designed to help operators minimize operational costs and maximize profits.

With the acquisition of Quest in January 2008, the Company expanded its presence in the stadium, park and arena marketplace. Quest's products, including point-of sale and back office solutions, are leaders in industry segments such as stadiums, arenas, convention centers, race courses, theme parks, restaurants, bars and clubs. The Quest acquisition also provides Radiant's Hospitality segment with a more significant presence internationally.

Radiant believes that the international hospitality market represents a continued growth opportunity in future years. To service this market, Radiant expanded its European presence with the opening of an office in London in the first quarter of 2006. With the addition of the London office, Radiant is well-positioned to continue serving its international client base and to enhance its solutions offering for the hospitality industry throughout the United Kingdom and Europe. For the years ended December 31, 2007, 2006 and 2005, approximately 6%, 6% and 5%, respectively, of Radiant's Hospitality segment revenues were from international customers.

Customers who have licensed or purchased Radiant's Hospitality products and services include Burger King Corporation, Dunkin' Brands, Inc., The Krystal Company, New World Restaurant Group, CEC Entertainment, Inc., Chipotle Mexican Grill, Inc., P.F. Chang's China Bistro, Inc., Krispy Kreme Doughnut Corp., Chick-fil-A, Inc., Texas Roadhouse, Inc., Jamba Juice Company, RARE Hospitality International, Inc., Cosi, Inc., Damon's International, Inc., Church's Chicken, Del Taco, Inc., Don Pablo's, Sbarro, Inc., Fatburger Corporation, Landry's Seafood Restaurants, Inc, Denny's, Inc., Benihana, Inc., Champps Entertainment, Inc., Checker's Drive-In Restaurant, Inc., Clubcorp Financial Management Company, California Pizza Kitchen, Inc., Noodles & Company, Diedrich Coffee, Huddle House, Inc., Johnny Rockets International, Inc., Morton's of Chicago, Inc., Red Robin International, Inc., Ted's Montana Grill, Inc., Joe's Crab Shack Holdings, Inc., Hillstone Restaurant Group, Inc., Peet's Coffee and Tea, Inc., Pita Pit, Inc., Rockbottom Restaurant, Inc, Sizzler USA Restaurants, Inc., Focus Brands, Inc., Showcase Cinemas, The Marcus Corporation, Larry H Miller Megaplex Theatres, Muvico Theaters, Reading International, Harkins Theatres and Clearview Cinemas.

Retail Segment

The Retail segment provides store and office-oriented technologies for the automation of retail businesses spanning from small stores to global networked chains. Solutions provided include software, hardware and services, either as complete turn-key solutions or as point-solutions in a best-of-breed configuration. Radiant's retail solutions encompass point-of-sale systems, integrated back-office systems, fuel controllers, self-service kiosks, site management technology, payment processing, systems management, and centralized data management.

In January 2006, Radiant extended its reach into the retail industry by acquiring substantially all of the assets of Synchronics, Inc. including the CounterPoint™ product line. Reseller partners of Radiant Systems deliver our hardware platforms in conjunction with the CounterPoint software, which has been adapted to over 20 different retail concepts ranging from home and garden warehouses to shoe stores. In addition to a full solution for the traditional management of retail sites, CounterPoint also includes a substantial recurring revenue business based on service fees for credit card processing as well as internet retailing. CounterPoint Gateway provides retailers with advanced high-speed credit processing while CPOnline™ enables a retailer to quickly augment brick-and-mortar sales with online operations.

Radiant's technology for fuel and convenience retailers is built to enable fuel operations, merchandise sales, foodservice, electronic payments and customer loyalty programs. Radiant's solutions are designed to enhance speed of service in an easy-to-use, reliable format. Specialized software and hardware offerings such as payment terminals and fuel controllers differentiate the Radiant product line in the petroleum retail market. Self service is a global focus for our customers, ranging from touch-screen food ordering stations in the US to highly secured credit card payment terminals for self-service fueling worldwide. Radiant's fourth generation fuel control technology is helping retailers extend the viable life of their fuel dispensing equipment while delivering high performance for their customers. Radiant's software uses industry standards to interface with leading third party back-office and headquarters solutions.

In response to gross margin pressure on traditional categories, including fuel and tobacco, and enhanced competition for the convenience dollar from non-traditional sources, convenience retailers are changing business models and pursuing new revenue channels, including made-to-order food, specialty coffee programs and expanded services offerings. These changes have resulted in new growth opportunities for Radiant as implementation of these programs requires additional automation for effective management.

High-volume retailers such as grocery stores, mass-merchants, warehouse clubs and others are also adding fuel and made-to-order food to their offerings and represent additional growth opportunities for Radiant. As a result of the changes in the retail market, Radiant believes that there will continue to be strong demand for the foreseeable future for Radiant's technology solutions. Management also believes that, based on the success of technology in recent years and the positive return on investment seen by Radiant's clients, demand for new technology will remain strong from both new and existing customers.

Radiant believes that the international retail market represents an additional growth opportunity. For the years ended December 31, 2007, 2006, and 2005, approximately 25%, 33% and 37%, respectively, of Radiant's Retail segment revenues were from international customers.

Radiant's Retail segment has over 1,500 customers worldwide. Customers who have licensed or purchased Radiant's Retail products and services include BP, p.l.c., ConocoPhillips, Holiday Stationstores, Kroger Corporation, Exxon Mobil Corporation, Royal Dutch Shell, Repsol YPF, S.A., Sheetz, Inc., Speedway SuperAmerica, LLC, 7-Eleven Australia, Pty Ltd., Alimentation Couche-Tard, Hess, The Home Depot, Shell Canada, Maverik Country Stores, Rutter's Farm Stores, Wawa, Inc., Archiver's Inc., Batteries Plus LLC, The Field Museum, Elvis Presley Enterprises, Inc., Harbor Freight Tools Retail Concepts, Inc., Mahoney's Garden Center LLC, Oscar De La Renta LTD and Relax the Back Corporation.

Products and Services

Radiant serves the global retail and hospitality industries with technology solutions that address their greatest automation needs. Managing businesses that range from a single store or restaurant, all the way to expansive global chains, Radiant provides software, hardware and professional services through a variety of channels and products. The strategy is to provide targeted solutions for each market, with the common goal of assisting our customers' efforts to increase revenue through more frequent consumer visits, greater revenues per visit, higher margins on each sale, faster transactions and more efficient site operations.

Point-of-Sale

Radiant's point-of-sale systems increase speed and quality of service, minimize user training, and provide mission-critical reliability while delivering secure and personalized service to the consumer. The point-of-sale systems can be integrated with Radiant's back-office products or third party solutions. Radiant's point-of-sale software runs on multiple open hardware platforms including IBM, NCR, PAR, WincorNixdorf, and Radiant hardware. Additionally, Radiant's point-of-sale hardware supports Radiant point-of-sale software and third-party point-of-sale software products that adhere to open standards. Radiant's point-of-sale terminals offer an open architecture, retail-hardened design, comprehensive support and return-to-service programs, and run on Windows CE, Windows XP, Windows XP Embedded, and Windows 2000.

In the retail market, the Radiant point-of-sale solution has been adapted by resale partners for use in a wide variety of business formats, enabling a tighter fit to each retailer's specific needs while expanding the possible market of buyers for our solution. In addition, this segment delivers value to retailers through an online store offering as well as a card payment processing service. Specifically for Petroleum retail, Radiant point-of-sale products are adapted to the needs of global multi-nationals, enabling them to deploy best practices in far widespread operations worldwide.

The hospitality market point-of-sale solutions for Table Service Restaurants, Quick Service Restaurants and Cinema/Entertainment venues each offer distinct value to our customers and resale partners. Speed and accuracy of orders are paramount in restaurant formats, as are labor and food production integration. Consumer preferences are driving automation for a broad range of service models, from drive-thru to curb-side pickup, counter service, and more. Consumer loyalty and gift cards are just two of the significant enhancements offered to our clients in recent years. In addition to foodservice requirements, the Cinema segment demands specialized needs of theater systems, from management of internet ticket sales to reserved seating.

Customer Self-Service

Within many markets of the hospitality and retail industries, customer self-service has emerged as a preferred ordering and transaction method. Traditional capabilities such as online shopping and pay-at-pump are distinct value propositions delivered by Radiant's products. Radiant has easy to use, consumer-activated touch screen systems that allow consumers to purchase tickets, place a food order, pay with a credit or debit card, redeem loyalty rewards, make product inquiries, and view promotions. Software development and consumer experience authoring tools integrate graphic media into a consumer-friendly application.

Management believes consumer self-service kiosks allow hospitality and retail operators to accelerate speed of service, increase revenues through suggestive up-selling, increase order accuracy, capture consumer information at the point-of-sale, increase labor productivity, and respond quickly to changing consumer preferences. Radiant's customer self-service products help operators create a uniform and repeatable approach to customer service while improving revenue.

Site-Management Systems

Operators in all of Radiant's segments have varying requirements for site-management systems—from the most basic site-based technology to the most advanced centralized back-office system. Radiant products are differentiated based on the needs of the different operating models of our clients and integrated into other components of the enterprise operation.

MenuLink back office solutions help operators run a more profitable hospitality business through the delivery of tools and critical information needed to help reduce food and labor costs and improve customer service and management efficiency. MenuLink offers a comprehensive back office product that includes inventory and recipe management, purchasing, labor management, cash management and reporting.

In the retail segment, products such as Radiant Site Manager and CounterPoint SQL focus on specific retailer needs such as multi-site inventory management or fuel reconciliation while leveraging open standards for integration to other components of the retailer enterprise.

Software Services

The delivery of software as a subscribed service with a recurring fee has arisen as a significant enhancement to Radiant's value proposition and business flexibility in support of our clients.

One instance is Radiant's Aloha eServices product suite which is built to give restaurant operators tools to capitalize on revenue opportunities and prevent unnecessary costs or losses. This service combines intelligent features such as business alerts, a complete suite of enterprise-level reporting with drill-down analysis, as well as accounting and payroll interfaces. Enterprise comes complete with a robust centralized database management (CDM) toolset designed to facilitate data management such as price and item changes directly from the corporate office.

Electronic payment services are also successful service-based software delivery offerings. The Retail division of Radiant Systems markets a high-speed credit card processing service while the Hospitality division has a large base of clients for its proprietary gift card branding program, eCard™. The consumer loyalty solution eFrequency™ is also offered to clients in all Hospitality segments on a recurring fee basis.

In the Retail segment, the CPOnline product enables a retailer to move from bricks-and-mortar to being a full-featured online retailer through a simple managed service from Radiant Systems.

Professional Services

Professional services are an essential component of the Radiant solution. Radiant's professional services play a critical role in the successful design, implementation, application, installation and integration of Radiant's solutions. Radiant's professional services include consulting, customization, training and integration.

The market for Radiant's professional services is intensely competitive. Radiant believes the principal competitive factors include product quality, reliability, performance, price, vendor and product reputation, financial stability, features and functions, ease of use, quality of support, and degree of integration effort required with other systems. In the market for professional services, Radiant competes with Accenture, Ltd., Capgemini, Electronic Data Systems, Inc., International Business Machines and other systems integrators.

Maintenance and Client Support

Radiant offers client support on a 24-hour basis, a service that historically has been purchased by a majority of its clients and which also entitles the client to product upgrades. In some cases, hardware support is provided by third parties. Radiant can remotely access clients' systems in order to perform quick diagnostics and provide on-line assistance. The annual support option is typically priced at a percentage of the software and hardware cost. Additionally, Radiant offers clients hardware and software maintenance and unspecified software enhancements.

Sales and Marketing

Through a focused and dedicated sales effort designed to address the requirements of each of its business segments, Radiant believes its sales force is positioned to understand its customers' businesses, trends in the marketplace, competitive products and opportunities for new product development. This allows Radiant to take a consultative approach to working with customers.

Radiant's sales personnel focus on selling its technology solutions to major customers, typically those with more than 50 locations, both domestically and internationally. All sales personnel are compensated with a base salary and commission based on revenue quotas, gross margins and other profitability measures.

Over the last several years, Radiant has seen an increase in the portion of revenues comprised of small businesses within both segments. This increase is due to Radiant's increased investments in developing relationships with third-party resellers to distribute its products to small to medium-sized operators. Radiant accelerated the building of these relationships through acquisitions in both segments.

While serving and meeting the expectations of large operators remains a top priority, Radiant intends to serve the needs of all operators within its segments. To better serve the small to medium-sized customer, Radiant will continue to develop the reseller channel and package its solutions in a manner that is easy for operators to afford, implement and support. Radiant's strategy is to deliver rich products that are easy to implement and support, establish a strong presence within critical franchised brands, and support resellers with strong operational tools.

In 2007, 2006 and 2005, the Company's international revenues accounted for approximately 13%, 17% and 19%, respectively, of total revenues. Management believes that this percentage can be increased substantially in the coming years. The growing number of large, multi-national companies which are among Radiant's major North American customers, together with its successful record of implementing solutions with retailers in Western Europe, Eastern Europe and Asia, positions Radiant to make additional progress internationally in the future. Additionally, the majority of Radiant's current business outside the United States has been in the retail market. Management believes there is opportunity for significant growth in the hospitality and retail markets outside the United States. Currently, Radiant has more than 100 employees in Europe, Asia and Australia. Radiant has previously executed international projects in Australia, Canada, Spain, the Czech Republic, Hong Kong, Hungary, Ireland, Japan, Macau, Malaysia, Poland, Slovakia, Sweden, Switzerland, Thailand, Trinidad and Tobago and the United Kingdom. Radiant currently has offices in Melbourne, Prague, Singapore, and the United Kingdom and representation in Spain and Central and South America.

To date, Radiant's primary marketing objectives have been to increase awareness of Radiant's technology solutions and generate sales leads. To this end, Radiant attends industry trade shows, conducts direct marketing programs, and selectively advertises in industry publications. Radiant intends to increase its sales and marketing activities both domestically and internationally. Additionally, Radiant intends to continue expanding an independent distribution network to sell and service its products to certain segments of the domestic and international markets.

Radiant's business is usually seasonal and cyclical in nature, based on the capital equipment investment patterns of its customers. These expenditure patterns are based on many factors, including customer capital expenditure budget constraints, the development of new technologies, global and regional economic conditions, changes in the pricing and promotion policies of the Company and its competitors, and domestic and international holidays.

During 2007, 2006 and 2005, no one customer made up 10% or more of the Company's revenues.The Company is party to certain contracts with the U.S. Government, which contained standard termination for convenience clauses. The Company does not anticipate any material adverse financial impact if the U.S. Government elects to exercise its rights under these termination clauses.

Product Development

The products sold by the Company are subject to rapid and continual technological change. Products available from the Company, as well as from its competitors, have increasingly offered a wider range of features and capabilities. The Company believes that in order to compete effectively in its selected markets, it must provide compatible systems incorporating new technologies at competitive prices. In order to achieve this, the Company has made a substantial ongoing commitment to research and development. During 2007, 2006 and 2005, Radiant incurred approximately $26.2 million, $25.0 million and $15.0 million, respectively, in product development costs, which includes software costs that were capitalizable in nature.

Radiant's product development strategy is focused on creating common technology elements that can be leveraged in applications across its core markets. Radiant's software architecture is based on open platforms and is modular, thereby allowing it to be phased into a customer's operations. Radiant has developed numerous applications running on Microsoft Windows-based platforms, including Windows 2000, Windows XP, Windows Vista, Windows XP Embedded, and Windows CE. The software architecture incorporates Microsoft's Component Object Model, providing an efficient environment for application development.

In order to remain competitive, Radiant is currently designing, coding and testing a number of new products and developing expanded functionality of its current products. In addition, Radiant strives to achieve compatibility between its products and products that are, or that Radiant believes will become, popular and widely adopted.

Manufacturing, Raw Materials and Supplies

Radiant's manufacturing activities consist primarily of assembling various commercial and proprietary components into finished systems in Georgia. Manufacturing requires some raw materials, including a wide variety of mechanical and electrical components, to be manufactured to Radiant's specifications. Radiant uses numerous companies to supply parts, components and subassemblies for the manufacture and support of its products. Although Radiant makes reasonable efforts to assure that parts are available from multiple qualified suppliers, this is not always possible. Accordingly, some key parts may be obtained only from a single supplier or a limited group of suppliers. Radiant has sought, and will continue to seek, to minimize the risk of production and service interruptions and/or shortages of key parts by: (1) qualifying and selecting alternate suppliers for key parts; (2) monitoring the financial condition of key suppliers; (3) maintaining appropriate inventories of key parts; and (4) qualifying new parts on a timely basis.

Market Background and Trends

Successful hospitality and retail operators increasingly require information systems that capture detailed consumer activity data at the point-of-sale, and store and transport that data in an easy-to-access fashion. Early technology innovators in the hospitality and retail industries deployed robust, integrated information systems at the point-of-sale and used the information to react quickly to changing consumer preferences, ultimately gaining market share in the process. In addition, integrated information systems helped these early innovators achieve operational efficiencies. Many large national hospitality and retail companies have followed suit by investing in proprietary information systems.

For many types of hospitality and retail operators, however, this type of information system does not make economic or business sense. In particular, merchants with a large number of relatively small sites, such as convenience stores, petroleum retail sites, restaurants and entertainment venues, generally have not been able to develop and deploy sophisticated, enterprise-wide information systems on a cost effective basis. Economic and standardization problems for these businesses are exacerbated by the fact that many sites operate as franchises, dealerships or under other decentralized ownership and control structures. Without an investment in technology, these operators continue to depend on labor and paper to process transactions. Radiant's management believes that high labor costs, lack of centralized management control of distributed sites, and inadequate informational reporting, together with emerging technology trends, have caused many of these hospitality and retail businesses to reexamine how technology solutions can benefit their operations.

Typically, the existing information systems in these industries consist of stand-alone devices such as cash registers or other point-of-sale systems with little or no integration with either the back-office of the site or an enterprise-wide information system. Implementation of information systems providing this functionality typically involves multiple vendors and an independent systems integration firm. The resulting proprietary solutions are often difficult to support and have inherently high risks associated with implementation. Management believes that technology solutions that are highly functional and scalable, relatively inexpensive and easy to deploy are critical for successful penetration in these markets.

In the absence of an integrated solution, operators in these markets typically rely on manual reporting to capture data on site activity and disseminate it to different levels of management. Basic information on consumers (i.e., who they are, when they visit and what they buy) is not captured in sufficient detail, at the right time, or in a manner that can be communicated easily to others in the organization. Similarly, information such as price changes does not flow from headquarters to individual sites in a timely manner. In addition, communications with vendors often remain manual, involving paperwork, delays and other process-related problems.

Recent trends in the hospitality and retail industries have accelerated the need for timely information and have heightened demand for feature-rich operational systems. Based in part upon industry association reports and other studies, as well as Radiant's experience in marketing its products, management believes consumer preferences have shifted away from brand loyalty toward value and convenience, creating a greater need for timely data concerning consumer buying patterns and preferences. Management also believes that convenient consumer-activated ordering and payment systems, such as automated kiosks, ATMs, voice response units and "pay at the pump" systems have become important to retailers, food service providers, and cinema operators that wish to retain and build a customer base. Additionally, through the use of integrated systems, hospitality and retail businesses can improve operational efficiencies through better management of inventory, purchasing, merchandising, pricing, promotions and shrinkage control. Management believes that the ability to provide tight system integration to a variety of industry standard back-office solutions can enable customers to improve control and enforce best practices across operational sites. Furthermore, management believes that the constant flow of information among the point-of-sale, back-office, headquarters and the supply chain has become a key competitive advantage in the hospitality and retail industries, resulting in operators demanding more sophisticated and easily integrated solutions from their systems vendors. In a parallel development, technological advances have improved the capability of information systems that are available. With the price of computing power declining, technology investments have become economically feasible for many hospitality and retail businesses. Furthermore, computing power has become increasingly flexible and distributable, facilitating data capture and processing by applications located at the point-of-sale. Also, front-end graphical user interfaces have made systems easier to use, which reduces training time and transaction costs and facilitates more types of consumer-activated applications.

Economic Conditions within the Marketplace

In the early 2000's, Radiant was impacted both directly and indirectly by declining global economic conditions. The retail industry was cautious of investment in information technology during difficult economic times, which resulted in reduced budgets and spending. This impacted Radiant through reduced revenues, elongated sales cycles, delay in product implementation and increased competitive margin pressure. While these impacts have occurred in recent periods, the longer term impact has been on technology spending habits. The general economic conditions have improved; however, buying patterns have changed. Demand has shifted from large scale enterprise-wide investments to more targeted investments with quicker deployment requirements. As a result, Radiant's revenue base has shifted from primarily large dollar purchases by a limited number of customers to a mix of smaller sized purchases by an increased number of customers in a given period. In addition, pricing has been cut by competitors, creating the potential for reductions in product margins in the long-term. Radiant's expectations for future periods are based on its current view that the major global markets will maintain relatively consistent. Given the uncertain nature of the economic environment, these trends could change quickly and have a direct impact on Radiant's results.

Competition

The markets in which Radiant operates are intensely competitive. Radiant believes the principal competitive factors include product quality, reliability, performance, price, vendor and product reputation, financial stability, features and functions, ease of use, quality of support and degree of integration effort required with other systems.

Radiant believes it is uniquely positioned with its exclusive focus on providing site management systems for hospitality and retail businesses. Radiant's ability to commercialize its technology and continually improve its products, processes and services, as well as its ability to develop new products, enables it to meet constantly evolving customer requirements. Radiant competitors include International Business Machines, Corp., NCR Corporation, Casio, Dell, VeriFone, Inc., Dresser, Inc., Retalix, Ltd., Pacer/CATS (owned by Clarity Commerce Solutions plc), Micros Systems, Inc., Par Technology Corporation, POSitouch, Panasonic, The Pinnacle Corporation, Agilysys, RetailPro and others that provide point-of-sale and site management systems with varying degrees of functionality.

The Company could also be faced with new market entrants attempting to develop fully integrated systems targeting the retail industry. Radiant believes the risk of this happening is small due to the significant amount of time and effort required to create point-of-sale and back-office headquarters-based management systems, and due to the detailed knowledge required of a retailer's operations at local sites and headquarters to duplicate the functionality of these products.

In the market for consulting services, the Company competes with various companies. See "Products and Services — Professional Services" for additional information. Many of Radiant's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company.

Proprietary Rights

Radiant's success and ability to compete is dependent in part upon its proprietary technology, including its software source code. To protect its proprietary technology, Radiant relies on a combination of trade secret, nondisclosure, copyright and patent law, which may afford only limited protection. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although Radiant relies on the limited protection afforded by such intellectual property laws, it also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable maintenance are essential to establishing and maintaining a technology leadership position. Radiant presently has five patents and five patents pending. The source code for Radiant's various proprietary software products is protected both as a trade secret and as a copyrighted work. Radiant generally enters into confidentiality or license agreements with its employees, consultants and customers, and generally controls access to and distribution of its software, documentation and other proprietary information. Although the Company restricts customers' use of its software and does not permit the unauthorized resale, sublicense or other transfer of such software, there can be no assurance that unauthorized use of the Company's technology will not occur.

Despite the measures taken by the Company to protect its proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of its products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of our products is difficult. In addition, litigation may be necessary in the future to enforce our intellectual property rights, such as our trade secrets, to determine the validity and scope of our or others' proprietary rights, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition.

Certain technology used in conjunction with Radiant's products is licensed from third parties, generally on a non-exclusive basis. These licenses usually require Radiant to pay royalties and fulfill confidentiality obligations. Radiant believes that there are alternative sources for each of the material components of technology licensed by Radiant from third parties. However, the termination of any of these licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in a delay in Radiant's ability to ship certain of its products while it seeks to implement technology offered by alternative sources. Any required alternative licenses could prove costly. Also, any such delay, to the extent it becomes extended or occurs at or near the end of a fiscal quarter, could result in a material adverse effect on Radiant's business, operating results and financial condition. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of our products or relating to current or future technologies, there can be no assurance that we will be able to do so on commercially reasonable terms or at all.

There can be no assurance that Radiant will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. Defending against any such claim could be time-consuming, result in costly litigation, cause product shipment delays or force Radiant to enter into royalty or license agreements rather than dispute the merits of such claims. Moreover, an adverse outcome in litigation or similar adversarial proceeding could subject Radiant to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require Radiant to cease the marketing or use of certain products, any of which could have a material adverse effect on Radiant's business, operating results and financial condition. To the extent Radiant desires or is required to obtain licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to Radiant, if at all. As the number of software products in the industry increases and the functionality of these products further overlaps, Radiant believes that software developers may become increasingly subject to infringement claims. Any such claims against Radiant, with or without merit, as well as claims initiated by Radiant against third parties, could be time consuming and expensive to defend, prosecute or resolve.

Employees

As of December 31, 2007, the Company employed 1,033 people. None of Radiant's employees is represented by a collective bargaining agreement nor has the Company experienced any work stoppages. Radiant considers its relations with its employees to be good.

Radiant's future operating results depend in significant part upon the continued service of its key technical, consulting and senior management personnel and its continuing ability to attract and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that Radiant will retain its key managerial or technical personnel or attract such personnel in the future. Radiant has at times experienced and continues to experience difficulty recruiting qualified personnel, and there can be no assurance that Radiant will not experience such difficulties in the future. Radiant, either directly or through personnel search firms, actively recruits qualified product development, consulting, sales and marketing, and administrative personnel. If Radiant is unable to hire and retain qualified personnel in the future, such inability could have a material adverse effect on Radiant's business, operating results and financial condition.

Foreign Operations

For information regarding sales and long-lived assets by domestic and foreign operations, please refer to the information presented in Note 14—Segment Reporting Data in the notes to our consolidated financial statements, presented in Part II, Item 8 of this report.

Environmental Matters

The Company believes that it is in compliance in all material respects with all applicable environmental laws and does not anticipate that such compliance will have a material effect on its future capital expenditures, earnings or competitive position with respect to any of its operations.

Available Information

Radiant maintains a website at www.radiantsystems.com. Radiant makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K on its website as soon as practicable after such reports are filed with the SEC. These filings can be accessed through the 'Investor Relations' page on Radiant's website at *www.radiantsystems.com* . Radiant's common stock is traded on The NASDAQ Stock Market under the symbol "RADS."

ITEM 1A. RISK FACTORS

In addition to the other information contained in this report, the following risks should be considered carefully in evaluating Radiant and its business.

Risks Related to our Business

Our revenues are significantly concentrated in the hospitality and retail markets and the demand for our products and services in these markets could be disproportionately affected by instability or a downturn in either market.

Approximately 68%, 64% and 65% of the our total revenues for the fiscal years ended December 31, 2007, 2006 and 2005, respectively, were attributable to the hospitality market and approximately 31%, 35% and 34% of our total revenues for the fiscal years ended December 31, 2007, 2006 and 2005, respectively, were attributable to the retail market. The hospitality and retail markets are affected by a variety of factors, including global and regional instability, governmental policy and regulation, political instability, natural disasters, environmental and health disasters, consumer buying habits, consolidation in the petroleum industry, war, terrorism and general economic conditions. Adverse developments in either market could materially and adversely affect our business, operating results and financial condition. In addition, we believe the purchase of our products is relatively discretionary and generally involves a significant commitment of capital, because purchases of our products are often accompanied by large scale hardware purchases. As a result, demand for our products and services could be disproportionately affected by instability or downturns in the hospitality and retail markets which may cause clients to exit the industry or delay, cancel or reduce planned-for information management systems and software products.

We may be required to defer recognition of revenues on our software products, which may have a material adverse effect on our financial results.

We may be required to defer recognition of revenues for a significant period of time after entering into a license agreement for a variety of factors, including the following:

- transactions that include both currently deliverable software products and arrangements that include specified upgrades for which we have not established VSOE of fair value;
- transactions where the client demands services that include significant modifications, customizations or complex interfaces that could delay product delivery or acceptance; and
- transactions that involve acceptance criteria that may preclude revenue recognition or if there are identified product-related issues, such as performance issues.

Because of the factors listed above and other specific requirements under generally accepted accounting principles, which is referred to in this report as GAAP, for software revenue recognition, we must have very precise terms in our license agreements in order to recognize revenue when we initially deliver software or perform services. Although we have a standard form of license agreement that meets the criteria under GAAP for current revenue recognition on delivered elements, we negotiate and revise these terms and conditions in some transactions. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes result in deferred revenue recognition well after the time of delivery or project completion.

Our revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter, which could negatively affect the market price of our common stock.

Our revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter. These fluctuations can adversely affect our business and the market price of our common stock. License revenues in any quarter depend substantially upon our total contracting activity and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. Our contracting activity is difficult to forecast for a variety of reasons, including the following:

- our sales cycle is relatively long and varies as a result of us expanding our product line and broadening our software product applications to cover a client's overall business;
- the size of license transactions can vary significantly;
- the possibility that economic downturns are characterized by decreased product demand, price erosion, technological shifts, work slowdowns and layoffs may substantially reduce contracting activity;
- clients may unexpectedly postpone or cancel anticipated system replacements or new system evaluations due to changes in their strategic priorities, project objectives, budgetary constraints or management;
- client evaluations and purchasing processes vary significantly from company to company, and a client's internal approval and expenditure authorization process can be difficult and time consuming, even after selection of a vendor;
- changes in our pricing policies and discount plans may affect client purchasing patterns;
- the number, timing and significance of our and our competitors' software product enhancements and new software product announcements may affect purchasing decisions;
- the introduction of new research and development projects requires us to significantly increase our operating expenses to fund greater levels of product development and to develop and commercialize additional products and services;
- certain expenses, including those over which we exercise little or no control, such as health costs, compliance with new legislation, and property and liability insurance, may be difficult to manage; and
- fluctuations in the value of foreign currency exchange rates relative to the U.S. dollar or continued weakening of the U.S. dollar may adversely impact our ability to purchase materials at a competitive price.

In addition, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, our net income is likely to be disproportionately adversely affected.

Due to all of the foregoing factors, in some future quarters our operating results may fall below the expectations of securities analysts and investors. In such event, the market price of our common stock would likely decrease.

Our gross margins may vary significantly or decline.

Since the gross margins on product revenues are significantly greater than the gross margins on consulting services revenues, our combined gross margin has fluctuated from quarter to quarter and it may continue to fluctuate significantly based on revenue mix. Demand for the implementation of products with longer implementation timeframes has been depressed. Although we have seen indications that demand may be returning, we believe that overall demand continues to be greater for products that have a higher short-term return on investment and a lower total cost of ownership with less disruption to the underlying business of our clients.

Our success will depend on our ability to develop new products and to adapt to rapid technological change.

The types of products sold by us are subject to rapid and continual technological change. Products available from us, as well as from our competitors, have increasingly offered a wider range of features and capabilities. We believe that in order to compete effectively in selected vertical markets, we must provide compatible systems incorporating new technologies at competitive prices. To the extent we determine that new software and hardware technologies are required to remain competitive or our customers demand more advanced offerings, the development, acquisition and implementation of these technologies are likely to require significant capital investments by us. To the extent that such expenses precede or are not subsequently followed by increased revenues, our business, results of operations and financial condition may be materially and adversely affected.

We can provide no assurance that we will be able to continue funding research and development at levels sufficient to enhance our current product offerings or be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of clients. There can also be no assurance that we will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in our existing markets or that our new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of our products in new markets, nor can there be any assurance as to the success of our penetration of these markets, or to the revenue or profit margins with respect to these products. Our inability, for any reason, to develop and introduce new products and product enhancements in a timely manner in response to changing market conditions or client requirements could materially adversely affect our business, financial position, results of operations and cash flow.

In addition, we strive to achieve compatibility between our products and retail systems that we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving such compatibility. Any failure by us to anticipate or respond adequately to technology or market developments could materially adversely affect our business, operating results and financial condition.

We may have difficulty implementing our products, which could damage our reputation and our ability to generate new business.

Implementation of our software products can be a lengthy process, and commitment of resources by our clients is subject to a number of significant risks over which we have little or no control. Delays in the implementations of any of our software products, whether by our business partners or us, may result in client dissatisfaction, disputes with customers, or damage to our reputation. Significant problems implementing our software can cause delays or prevent us from collecting fees for our software and can damage our ability to generate new business.

Errors or defects in our software products could diminish demand for our products, injure our reputation and reduce our operating results.

Our software products are complex and may contain errors that could be detected at any point in the life of the product. We can provide no assurances that errors will not be found in new products or releases after shipment. Such errors could result in diminished demand for our products, delays in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our operating results could be adversely affected.

We are highly dependent on a limited number of clients, the loss of one or more of which could have a material adverse effect on our business, operating results and financial condition.

We sell systems and services to a limited number of large clients. Approximately 19%, 21% and 20%, of our revenues were derived from five clients during the fiscal years ended December 31, 2007, 2006 and 2005, respectively. We can provide no assurance that the loss of one or more of these clients will not have a material adverse effect on our business, financial position, results of operations, and cash flows.

We have traditionally depended on our installed client base for future revenues from services and licenses of other products. If existing clients fail to renew their maintenance agreements, our revenues could decrease. The maintenance agreements are generally renewable annually at the option of the client and there are no mandatory payment obligations or obligations to license additional software. Therefore, current clients may not necessarily generate significant maintenance revenues in future periods. In addition, clients may not purchase additional products or services. Any downturn in software license revenues could result in lower services revenues in future quarters.

Our failure to manage our growth effectively could have a material adverse effect on our business, financial position, results of operations, and cash flows.

The growth in the size and complexity of our business and the expansion of our product lines and client base may place a significant strain on our management and operations. An increase in the demand for our products could strain our resources or result in delivery problems, delayed software releases, slow response time, or insufficient resources for assisting clients with implementation of our products and services, which could have a material adverse effect on our business, operating results and financial condition. We anticipate that continued growth, if any, will require us to recruit, hire and assimilate a substantial number of new employees, including consulting, product development, sales and marketing, and administrative personnel.

Our ability to compete effectively and to manage future growth, if any, will also depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force, particularly our direct sales force and consulting services organization. We can provide no assurance that we will be able to manage any future growth, and any failure to do so could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute our common stock and harm our financial position, results of operations, and cash flows.

As part of our operating history and growth strategy, we have acquired other businesses. In the future, we may continue to seek acquisition candidates in selected markets and from time to time engage in exploratory discussions with suitable candidates. We can provide no assurance that we will be able to identify and acquire targeted businesses or obtain financing for such acquisitions on satisfactory terms. The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. In particular, the integration of acquired technologies with our existing products could cause delays in the introduction of new products. In connection with future acquisitions, we may incur significant charges to earnings as a result of, among other things, the write-off of purchased research and development.

Future acquisitions may be financed through the issuance of common stock, which may dilute the ownership of our shareholders, or through the incurrence of additional indebtedness. Furthermore, we can provide no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions or making suitable acquisitions unattainable. Acquisitions involve numerous risks, including the following:

- problems combining the acquired operations, technologies or products;
- unanticipated costs or liabilities;
- diversion of management's attention;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have limited or no prior experience; and
- potential loss of key employees, particularly those of the acquired organizations.

For example, until we actually assume operating control of the business assets and operations, it is difficult to ascertain the actual value or understand the potential liabilities of our acquisitions. We may not be able to integrate successfully any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial position, results of operations, and cash flows.

Damage to our manufacturing site could limit our ability to operate our business.

We do not have redundant, multiple-site manufacturing capacity. Therefore, damage to our manufacturing site from a natural disaster or other catastrophic event such as fire, flood, terrorist attack, power loss and other similar events could cause interruptions or delays in our manufacturing process or render us unable to accept and fulfill customer orders. We have not established a formal disaster recovery plan and our business interruption insurance may not be adequate to compensate us for any losses we may suffer.

The loss of our key personnel could have a material adverse effect on us.

Our future success depends in part on the performance of our executive officers and key employees. We do not have employment agreements with any of our executive officers. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, financial position, results of operations, and cash flows.

In addition, our failure to recruit and retain qualified accounting and finance personnel may result in excessive third party accounting and auditing costs and expenses in connection with compliance with the Sarbanes-Oxley Act, specifically in connection with Section 404 (internal control over financial reporting).

Our inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect on our business, financial position, results of operations, and cash flows.

We are heavily dependent upon our ability to attract, retain and motivate skilled technical and managerial personnel, especially highly skilled engineers involved in ongoing product development and consulting personnel who assist in the development and implementation of our total business solutions. The market for such individuals is intensely competitive. Due to the critical role of our product development and consulting staffs, the inability to recruit successfully or the loss of a significant part of our product development or consulting staffs could have a material adverse effect on us. The software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. We can provide no assurance that we will be able to retain our current personnel, or that we will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire or retain the necessary technical and managerial personnel could have a material adverse effect upon our business, financial position, results of operations, and cash flows.

Our success and ability to compete is dependent upon our ability to protect our proprietary technology.

Our success and ability to compete is dependent in part upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect this proprietary technology. We enter into confidentiality and non-compete agreements with our employees and license agreements with our clients and potential clients, which limits access to and distribution of our software, documentation and other proprietary information. We can provide no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Litigation may be necessary in the future to enforce our intellectual property rights, such as our trade secrets, to determine the validity and scope of our or others' proprietary rights, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition.

Certain technology used in conjunction with our products is licensed from third parties, generally on a non-exclusive basis. The termination of any of these licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to ship certain of our products while we seek to implement technology offered by alternative sources, and any required replacement licenses could prove costly. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of our products or relating to current or future technologies, we can provide no assurance that we will be able to do so on commercially reasonable terms or at all.

If we become subject to adverse claims alleging infringement of third-party proprietary rights, we may incur unanticipated costs and our competitive position may suffer.

There has been a substantial amount of litigation in the software industries regarding intellectual property rights. It is possible that in the future third parties may claim that our current or potential future software solutions infringe on their intellectual property. We anticipate that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows. Although we are not aware of any infringement by our technology on the proprietary rights of others and are not currently subject to any legal proceedings involving claimed infringements, we can provide no assurance that we will not be subject to such third-party claims, litigation or indemnity demands or that these claims will not be successful. If a claim or indemnity demand were to be brought against us, it could result in costly litigation or product shipment delays, or force us to stop selling or providing services or enter into costly royalty or license agreements.

We operate in a highly competitive market and can give no assurance that we will be able to compete successfully against our current or future competitors.

The market for retail information systems is intensely competitive. We believe the principal competitive factors are product quality, reliability, performance and price, vendor and product reputation, financial stability, features and functions, ease of use, quality of support, and degree of integration effort required with other systems. A number of companies offer competitive products addressing certain of our target markets. In addition, we believe that new market entrants may attempt to develop fully integrated systems targeting the retail industry. In the market for consulting services, we compete with various systems integrators. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than we have. We can provide no assurance that we will be able to compete successfully against our current or future competitors or that competition will not have a material adverse effect on our business, operating results and financial condition.

Additionally, we compete with a variety of hardware and software vendors. Some of our competitors may have advantages over us due to their significant worldwide presence, longer operating and product development history, and substantially greater financial, technical and marketing resources. If competitors offer more favorable payment terms and/or more favorable contractual implementation terms or guarantees, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes would likely reduce our margins.

Our increased investment in the international market could expose us to risks in addition to those experienced in the United States.

Our international revenues represented approximately $33.5 million, or 13%, of our total revenues in the 2007 fiscal year and we will continue to invest in expanding our international operations. The global reach of our business could cause us to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in domestic locations. The following factors, among others, present risks that could have an adverse impact on our business, operating results and financial condition:

- weaker protection of intellectual property rights;
- an inability to replicate previous international revenues;
- currency controls and fluctuations in currency exchange rates and the potential inability to hedge the currency risk in some transactions because of uncertainty or the inability to reasonably estimate our foreign exchange exposure;
- possible increased cost and development time to adapt our products to local markets;
- potential lack of experience in a particular geographic market;
- legal, regulatory, social, political, labor or economic conditions in a specific country or region, including loss or modification of exemptions for taxes and tariffs, and import and export license requirements which may have a negative impact on us;
- higher operating costs in many foreign countries;
- Anti-American sentiment due to the war in Iraq, ,and other American policies that may be unpopular in certain regions; and
- Challenges of finding qualified personnel for our international operations.

Fluctuations in currency exchange rates may adversely impact our cash flows and earnings.

Due to our global operations, our cash flow and earnings are exposed to currency exchange rate fluctuations. Exchange rate fluctuations may also affect the cost of goods and services that we purchase. When appropriate, we may attempt to limit our exposure to exchange rate changes by entering into short-term currency exchange contracts. There is no assurance that we will hedge or will be able to hedge such foreign currency exchange risk or that our hedges will be successful.

Our currency exchange gains or losses (net of hedges) may materially and adversely impact our cash flows and earnings. Additionally, adverse movements in currency exchange rates could result in increases in our cost of goods sold or reduction in growth in international orders, materially impacting our cash flows and earnings.

Global economic and market conditions could cause decreases in demand for our products and related services.

Our revenue and profitability depend on the overall demand for our products and related services. A change in the economy and financial markets could result in decreases in demand for our products and related services. In the early 2000's, we were impacted both directly and indirectly by declining global economic conditions. The retail industry was cautious of investments in information technology during difficult economic times, which resulted in reduced budgets and spending. This impacted us through reduced revenues, elongated selling cycles, delays in product implementation and increased competitive margin pressure. While these impacts have occurred in recent periods, the longer term impact has been on technology spending habits. Although general economic conditions have improved, buying patterns have changed. Demand has shifted from large scale enterprise-wide investments to more targeted investments with quicker deployment requirements. As a result, our revenue base has shifted from primarily large dollar purchases by a limited number of customers to a mix of smaller purchasers by an increased number of customers. In addition, pricing has been cut by competitors, which has created the potential for long-term reductions in product margins.

An increase in customer bankruptcies, due to weak economic conditions, could harm our business.

During weak economic times, there is an increased risk that certain of our customers will file bankruptcy. If a customer files bankruptcy, we may be required to forego collection of pre-petition amounts owed and to repay amounts remitted to us during the 90-day preference period preceding the filing. Accounts receivable balances related to pre-petition amounts may in certain of these instances be large due to extended payment terms for software license fees, and significant billings for consulting and implementation services on large projects. The bankruptcy laws, as well as specific circumstances of each bankruptcy, may limit our ability to collect pre-petition amounts. We also face risk from international customers that file for bankruptcy protection in foreign jurisdictions, in that the application of foreign bankruptcy laws may be more difficult to predict. Although we believe that we have sufficient reserves to cover anticipated customer bankruptcies, we can provide no assurance that such reserves will be adequate, and if they are not adequate, our business, operating results and financial condition would be adversely affected.

Our products and services could be vulnerable to unauthorized access and hacking.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing effort to battle identity theft and credit card fraud. We continue to work with credit card issuers to assure that our products and services comply with the credit card associations' security regulations and best practices applicable to our products and services. There can be no assurances, however, that our products and services are invulnerable to unauthorized access or hacking. Additionally, there can be no guarantee that our customers will implement all of the credit card security features that we introduce or all of the protections and procedures required by the credit card issuers, or that our customers will establish and maintain appropriate levels of firewall protection and other security measures. When there is unauthorized access to credit card data that results in financial loss, there is a potential that parties could seek damages from us. Additionally, changes in the security guidelines could require significant and unanticipated development efforts.

We may be subject to additional tax liabilities.

We are subject to income and sales taxes in the United States of America and all of the other countries in which we conduct business. Additionally, we may be subject to certain tariffs imposed by the World Trade Organization and other governing bodies designed to tax U.S. imports. Significant judgment is required in determining our worldwide provision for income taxes. This determination is highly complex and requires detailed analysis of the available information and applicable statutes and regulatory materials. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. If we receive an adverse ruling during an audit, or we unilaterally determine that we have misinterpreted provisions of the myriad tax regulations to which we are subject, there could be a material effect on our income tax provision, net income or cash flows in the period or periods for which that determination is made.

Our goodwill or amortizable intangible assets may become impaired.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a charge to earnings. Under GAAP, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable, and therefore need to be reduced or written off altogether, include a decline in stock price and market capitalization, reduced future cash flow or growth estimates, and reduction in use or discontinuation of the purchased products. If we determine that there is an impairment, we are required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. This charge will correspondingly reduce our results of operations, perhaps materially.

Risks Related to an Investment in Our Common Stock

Investment in our common stock involves risk and we do not expect to pay dividends on our common stock in the foreseeable future.

The market price for our common stock has in the past experienced substantial price volatility and such volatility may occur in the future. Our quarterly operating results, the results of other companies participating in the computer-based products and services industry, changes in conditions in the economy or the financial markets of the computer products and services industries, natural disasters or other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology stocks and have often been unrelated or disproportionate to the operating performance of these companies. For the foreseeable future, it is expected that earnings, if any, generated from our operations will be used to finance the growth of our business, and that no dividends will be paid to holders of our common stock.

Our executive officers own a significant amount of our common stock and will be able to exercise significant influence on matters requiring shareholder approval.

Our executive officers collectively owned approximately 14% of our outstanding common stock as of February 27, 2008. Consequently, together they continue to be able to exert significant influence over the election of our directors, the outcome of most corporate actions requiring shareholder approval and our business.

Our Articles of Incorporation contain anti-takeover provisions which could have the effect of making it more difficult for a third party to acquire control of us.

Our amended and restated articles of incorporation authorize our board of directors to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of the preferred stock without further vote or action by our shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. While we have no present intention to issue any shares of preferred stock, such issuance, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. For example, an issuance of preferred stock could:

- Adversely affect the voting power of the stockholders of our common stock;
- make it more difficult for a third party to gain control of us;
- discourage bids for our common stock at a premium;
- limit or eliminate any payments that the stockholders of our common stock could expect to receive upon our liquidation; or
- otherwise adversely affect the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments that were received from the Securities and Exchange Commission staff 180 days or more before the end of our 2007 fiscal year relating to our periodic or current reports under the Exchange Act.

ITEM 2. PROPERTIES

The Company currently conducts its operations from 12 locations and 19 different facilities. With the exception of one property, which is 50% owned, all of our facilities are leased. The facilities consist of assembly/warehouse and sales/administrative offices totaling approximately 367,000 square feet. In addition, the Company subleases approximately 120,000 square feet at two facilities in Alpharetta, Georgia. The long-term leases on the Company's facilities expire at various dates through 2016. The Company believes its facilities are adequate for its current needs and does not anticipate any material difficulty in securing facilities for new space, should the need arise. See "Liquidity and Capital Resources" for a summary of the Company's lease obligations. A summary of our principal leased properties that are currently in use is as follows:

Location	Description	Area (sq. feet)	Lease Expiration
Alpharetta, Georgia	Assembly and warehouse	101,570	January 2011
Alpharetta, Georgia	Office space	106,631	January 2013
Alpharetta, Georgia (1)	Office space	75,759	January 2013
Alpharetta, Georgia (2)	Office space	43,715	December 2010
Alpharetta, Georgia	Warehouse	9,600	April 2011
Huntington Beach, California	Office space	9,706	February 2009
Fort Worth, Texas	Office space	66,882	July 2016
Aurora, Colorado (3)	Office space	2,356	June 2013
Syracuse, New York	Office space	897	July 2008
Memphis, Tennessee	Office space	28,792	December 2010
Adelaide, Australia (3)	Office and warehouse space	10,721	March 2010
Geelong, Australia (4)	Office and warehouse space	17,494	Various thru April 2008
Melbourne, Australia (3)	Office space	1,130	N/A - 50% owned
London, England	Office space	1,000	April 2008
Prague, Czech Republic (5)	Office space	8,565	Various thru January 2009
Singapore	Office space	2,130	March 2008

(1) The Company is subleasing 100% of this facility. The sublease expires in January 2009.

(2) The Company is subleasing 100% of this facility. The sublease expires concurrent with the Company's primary lease agreement in December 2010.

(3) These properties relate to the acquisition of Quest Retail Technology, which the Company completed on January 4, 2008. Further explanation of this subsequent event is presented in Note 17 of the consolidated financial statements.

(4) The Company has a total of four leased facilities in Geelong, Australia. Certain leases expire on various dates through April 2008 while others are on a month-to-month basis.

(5) The Company has two leased facilities in Prague, Czech Republic. The leases expire on various dates through January 2009.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company is a party or of which any of its properties are the subject; nor are there material proceedings known to the Company to be contemplated by any governmental authority. There are no material proceedings known to the Company, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company, or any associate of any of the foregoing, is a party or has an interest adverse to the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of our security holders during the fourth quarter of our fiscal year ended December 31, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on The NASDAQ Stock Market under the symbol "RADS". The following table sets forth the high and low closing sales prices of our common stock for the periods indicated as reported by The NASDAQ Stock Market.

Year ended December 31, 2007	High	Low
First Quarter	$ 13.03	$ 10.36
Second Quarter	13.98	12.40
Third Quarter	16.51	12.76
Fourth Quarter	17.95	14.26
Year ended December 31, 2006	**High**	**Low**
First Quarter	$ 15.07	$ 11.51
Second Quarter	13.90	9.66
Third Quarter	12.94	9.35
Fourth Quarter	13.03	9.35

As of February 27, 2008, there were 131 holders of record of the Company's common stock. The closing price for the stock on this date was $15.63. Management of the Company believes that there are in excess of 9,300 beneficial holders of its common stock.

Performance Graph

The following graph compares the performance of Radiant's common stock with the performance of the NASDAQ Stock Market Index and the NASDAQ Computer and Data Processing Stock Index for a five year period by measuring the changes in common stock prices from December 31, 2002 to December 31, 2007.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Radiant Systems Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/02
12/03
12/04
12/05
12/06
12/07
Radiant Systems Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing
* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Dividends

The Company currently anticipates that all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

As part of the debt covenants with Wells Fargo Foothills Inc., the Company was prohibited from paying any future dividends without first obtaining consent from this lender. The Company refinanced its credit agreement with Wells Fargo in January 2008 and executed a new credit agreement with JP Morgan Chase Bank, N.A. (the "JPM Credit Agreement") in January 2008. The JPM Credit Agreement contains limitations on the Company's ability to declare and pay cash dividends. Further explanation of this agreement is presented in Note 17 of the consolidated financial statements.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information for all equity compensation plans as of the fiscal year ended December 31, 2007, under which the equity securities of the Company were authorized for issuance:

(in thousands, except per share data)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1) (c)
Equity Compensation Plans			
Approved by Shareholders:			
1995 Stock Option Plan	4,141	$ 9.61	—
1997 Non-Management Directors Stock Option Plan	250	$ 10.03	—
1998 Employee Stock Purchase Plan	—	—	991
2005 Long-Term Incentive Plan	1,407	$ 12.54	1,051
Not approved by shareholders:	—	—	—
Total	5,798	$ 10.34	2,042

(1) Excludes securities reflected in column (a)

Purchases of Common Stock

In the fourth quarter of 2007, the Board of Directors of the Company authorized a re-commencement of the Company's stock repurchase program authorizing the repurchase of up to 1.0 million shares of its common stock at a price not to exceed $25.00 per share through November 2009. No purchases were made during 2007.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company for each of its five most recent fiscal years which have been derived from the consolidated financial statements of the Company. As a result of the Company's disposal of its Enterprise segment and operations in the first quarter of 2004, the Company's previously reported consolidated statement of operations data for the year ended December 31, 2003 have been restated to present the discontinued Enterprise segment and operations separate from continuing operations. The financial data as of and for the year ended December 31, 2004 include Radiant's acquisition of Aloha Technologies and certain affiliated entities (collectively, "Aloha") which took place in January 2004. The financial data as of and for the year ended December 31, 2005 include Radiant's acquisition of MenuLink, which took place in October 2005. The financial data as of and for the year ended December 31, 2006 include Radiant's acquisition of Synchronics, which took place in January 2006. See Note 5 to the consolidated financial statements for further explanation regarding these acquisitions. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the notes thereto included elsewhere herein (in thousands, except per share data):

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Statement of Operations Data:					
Revenues	$ 253,198	$ 222,310	$ 172,042	$ 134,874	$ 93,937
Income (loss) from continuing operations (1)	11,843	18,357	5,562	1,475	(5,955)
Income (loss) from discontinued Enterprise business, net	—	—	—	2,713	(41,776)
Net income (loss)	11,843	18,357	5,562	4,188	(47,731)
Income (loss) per share from continuing operations:					
Basic income (loss) per share	$ 0.38	$ 0.59	$ 0.19	$ 0.05	$ (0.21)
Diluted income (loss) per share	$ 0.36	$ 0.56	$ 0.18	$ 0.05	$ (0.21)
Net income (loss) per share:					
Basic income (loss) per share	$ 0.38	$ 0.59	$ 0.19	$ 0.15	$ (1.71)
Diluted income (loss) per share	$ 0.36	$ 0.56	$ 0.18	$ 0.14	$ (1.71)
	December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Working capital	$ 51,720	$ 29,656	$ 22,822	$ 19,186	$ 44,529
Total assets	221,959	198,655	142,505	129,754	92,704
Long-term debt, including current portion	20,467	34,194	18,383	18,553	660
Shareholders' equity	141,956	115,971	84,433	73,307	66,923

(1) Fiscal year ended December 31, 2006 includes approximately a $10.3 million income tax benefit. See Note 10 "Income Taxes" in the Notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Management's Discussion and Analysis ("MD&A") is intended to facilitate an understanding of Radiant's business and results of operations. This MD&A should be read in conjunction with Radiant's consolidated financial statements and the accompanying notes to consolidated financial statements included elsewhere in this report. MD&A consists of the following sections:

- *Overview:* A summary of Radiant's business, financial performance and opportunities
- *Results of Operations:* A discussion of operating results
- *Liquidity and Capital Resources:* An analysis of cash flows, sources and uses of cash, contractual obligations and financial position
- *Critical Accounting Policies and Procedures:* A discussion of critical accounting policies that require the exercise of judgments and estimates
- *Recent Accounting Pronouncements:* A summary of recent accounting pronouncements and the effects on the Company

Overview

We are a leading provider of retail technology focused on the development, installation and delivery of solutions for managing site operations of hospitality and retail businesses. Our point-of-sale and back-office technology is designed to enable businesses to deliver exceptional client service while improving profitability. We offer a full range of products that are tailored to specific hospitality and retail market needs including hardware, software and professional services. The Company offers best-of-breed solutions designed for ease of integration in managing site operations, thus enabling operators to improve customer service while reducing costs. We believe our approach to site operations is unique in that our product solutions provide enterprise visibility and control at the site, field, and headquarters levels.

Prior to 2006, the Company operated in three primary segments: (i) Hospitality, (ii) Petroleum and Convenience Retail, and (iii) Entertainment. However, effective January 1, 2006, the Company made the decision to condense its businesses into two reportable segments: (i) Hospitality (which includes the former Entertainment segment), and (ii) Retail (which is comprised of the former Petroleum and Convenience Retail segment and the Synchronics business). These changes were made in order to increase management's accountability for revenue growth and operating performance. Each segment focuses on delivering site management systems, including point-of-sale, self-service kiosk, and back-office systems, designed specifically for each of the core vertical markets.

Radiant's financial performance during 2007 was positively impacted by strategic decisions designed to generate future revenue and operating income growth. The most significant factors that affected Radiant's results of operations and financial condition during 2007 included the following:

- Significant growth within our Hospitality segment through both our direct and indirect sales channels and as a consequence continued market penetration of the products acquired in the MenuLink transaction ; and
- Significant domestic growth within our Retail segment and the continued market penetration of the products acquired in the Synchronics transaction.

Acquisition of Quest Retail Technology

On January 4, 2008, the Company acquired substantially all of the assets of Quest Retail Technology ("Quest"), a privately held company based in Adelaide, Australia, that is a global provider of point of sale and back office solutions to stadiums, arenas, convention centers, race courses, theme parks and various other industries. Total cash consideration of approximately $53 million was paid on the date of closing. The Company expects the acquisition of Quest to add a minimum of 5% to revenue in 2008 and to be accretive to 2008 earnings as adjusted to exclude amortization of intangible assets. Under the purchase method of accounting, the purchase price is allocated to the net assets acquired based on their fair values. The valuation to determine the fair value of the net assets acquired has not been completed yet. Accordingly, the Company cannot currently estimate the values that will be assigned to goodwill and other intangible assets. The Company will report the operations of the Quest business under the Hospitality segment beginning in the first quarter of 2008.

Acquisition of Synchronics, Inc.

On January 3, 2006, the Company acquired substantially all of the assets of Synchronics, Inc. ("Synchronics"), a supplier of business management and point-of-sale software for the specialty retail industry. Total consideration was approximately $26.8 million and consisted of approximately $19.5 million in cash and 605,135 shares of restricted common stock with a value of $12.05 per share in accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination." The cash portion of the purchase price was paid on the date of closing. The operations of the Synchronics business have been included in the Company's consolidated results of operations from the date of acquisition. The results of these operations are reported under the Retail segment.

Acquisition of MenuLink Computer Solutions, Inc.

On October 6, 2005, the Company acquired the shares of MenuLink Computer Solutions, Inc. ("MenuLink"), a leading supplier of back-office software for the hospitality industry. The purchase of MenuLink provides the Company with a fully integrated solution for the hospitality industry. Total consideration was approximately $12.8 million and consisted of $6.3 million in cash, three-year notes in the principal amount of $4.1 million, and 217,884 shares of restricted common stock with a value of $10.97 per share on the date of announcement (September 19, 2005). The notes have an interest rate equivalent to the prime rate. The cash consideration of $6.3 million was paid on the date of closing. Debt will be paid in equal monthly installments (principal and interest) over a period of three years.

To the extent that we believe acquisitions or joint ventures can position us to better to serve our current segments, we will continue to pursue such opportunities in the future.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship of certain statement of operations items to total revenues:

	Year ended December 31,		
	2007	2006	2005
Revenues:			
System sales	57.4%	58.5%	57.3%
Client support, maintenance and other services	42.6	41.5	42.7
Total revenues	100	100	100
Cost of revenues:			
System sales	30.2	30.7	31.2
Client support, maintenance and other services	25.5	25.3	28.3
Total cost of revenues	55.7	56.0	59.5
Gross profit	44.3	44.0	40.5
Operating expenses:			
Product development	9.3	9.8	8.4
Sales and marketing	11.4	11.9	11.1
Depreciation of fixed assets	1.6	1.6	1.9
Amortization of intangible assets	1.7	3.7	3.1
Other charges	—	0.7	1.1
General and administrative	11.1	11.4	10.5
Total operating expenses	35.1	39.0	36.1
Income from operations	9.2	5.0	4.4
Interest and other expense (income), net	1.0	1.3	0.6
Income from operations before income tax provision	8.2	3.7	3.8
Income tax (provision) benefit	(3.5)	4.6	(0.6)
Net income	4.7%	8.3%	3.2%

Year ended December 31, 2007 compared to year ended December 31, 2006

Radiant had net income from continuing operations of $0.36 per diluted common share in 2007, compared with net income from continuing operations of $0.56 per diluted common share in 2006 (which includes a $0.32 per diluted common share tax benefit). In addition, the Company's revenues increased during the year ended December 31, 2007 by $30.9 million, or 14%, compared to the year ended December 31, 2006. These increases (excluding the tax benefits) were primarily due to new contracts that were signed and executed within our direct channels in both our Hospitality and Retail segments. In addition, continued market penetration and Radiant's investment in the products acquired through acquisitions and increased use of our reseller channel for additional sales contributed to these increases.

System sales – The Company derives the majority of its revenues from sales and licensing fees for its point-of-sale hardware, software and site management software solutions. System sales for 2007 were $145.3 million compared to $130.2 million in 2006, an increase of $15.1 million, or 12%.

The year over year increase is primarily due to continued growth and continued market penetration of the products acquired in acquisitions, the continued expansion of direct sales in the Hospitality segment, increased use of the reseller market for both our segments, and the continued success of selling our hardware products into our hospitality markets.

Client support, maintenance and other services – The Company also derives revenues from client support, maintenance and other services including training, custom software development, subscription and hosting, and implementation services (professional services). The majority of these revenues are from support and maintenance, which is structured on a recurring revenue basis and is associated with installed sites. The additional professional services are related to projects for new sales of products or their implementation.

Revenues from client support, maintenance and other services increased by $15.7 million, or 17%, from 2006 to $107.9 million in 2007. The increase is primarily due to the additional revenues generated in both software and hardware support and maintenance resulting from increased software and hardware sales in 2007, the increase in revenues generated from the Company's subscription products due to continued marketing efforts around this product line, and the additional revenues generated through the growth of custom development and consulting projects.

System sales gross profit – Cost of system sales consists primarily of hardware and peripherals for site-based systems and amortization of capitalized labor costs for internally developed software. All costs, other than capitalized software development costs, are expensed as products are shipped, while capitalized software development costs are amortized to expense at the greater of straight line over the estimated useful life of the software or in proportion to the anticipated sales volume for the related software.

System sales gross profit increased during 2007 by $6.9 million, or 11%, while the gross margin percentage decreased 1 point to 47% in 2007 compared to 2006. The decrease in the gross profit percentage is primarily due to product mix and a higher volume of hardware sales in the overall sales mix in 2007. Collectively, the Company's software margins are higher than its hardware margins. We expect our systems' gross profit percentage for 2008 to be consistent with 2007 and remain in the mid to upper 40%.

Client support, maintenance and other services gross profit – Cost of client support, maintenance and other services consists primarily of personnel and other costs associated with the Company's services operations.

The gross profit on services revenue increased during 2007 by $7.4 million, or 21%, while the gross margin percentage increased by 1 point to 40% for 2007 compared to 2006. The increase in the gross margin percentage is the result of continued focus on improving margins within our consulting, custom development, subscription and maintenance businesses through better utilization of personnel. We expect our services' gross profit percentage for 2008 to be consistent with 2007 and remain around 40% for the year.

Segment revenues – Total revenues in the Hospitality business segment were $170.5 million in 2007 compared to $141.2 million in 2006, an increase of $29.3 million, or 21%. The year over year increase is primarily due to continued market penetration of the MenuLink product line and continued volume growth within the reseller channel and direct sales.

Total revenues in the Retail business segment were $80.5 million in 2007 compared to $78.5 million in 2006, an increase of $2 million, or 3%. The majority of the increase from 2006 is the result of continued market penetration of the products acquired in the Synchronics transaction.

Segment net income before allocation of central costs – The Company measures segment profit based on net income before the allocation of certain central costs. For the year ended December 31, 2007, total net income before allocation of central costs in the Hospitality business segment increased by $15.0 million, or 73%, compared to the same period in 2006. This increase is primarily due to continued market penetration of the products acquired in the MenuLink transaction, a reduction in amortization expense related to intangible assets compared to 2006, and our ability to better leverage the operating costs of the segment.

For the year ended December 31, 2007, total net income before allocation of central costs in the Retail business segment increased by $5.0 million, or 41%, compared to the same period in 2006. This increase was primarily due to continued market penetration of the Synchronics product line and our ability to better leverage the operating costs of the segment.

Total operating expenses – Total operating expenses for 2007 increased by $2.1 million, or 2%, as compared to 2006. Total operating expenses as a percentage of total revenues were 35% in 2007 compared to 39% in 2006. These fluctuations are due to the following:

- ***Product development expenses*** – Product development expenses consist primarily of wages and materials expended on product development efforts, excluding any development expenses related to associated revenues which are included in costs of client support, maintenance and other services. Product development expenses increased during 2007 by $1.7 million, or 8%, compared to 2006, primarily due to a higher level of investments in our products to ensure future growth. Product development expense as a percentage of total revenue was 9% and 10% in 2007 and 2006, respectively.

- ***Sales and marketing expenses*** – Sales and marketing expenses increased by $2.5 million, or 9%, compared to 2006, primarily due to additional revenues generated year over year and the internal and external sales commissions associated with such sales, an increase in trade show participation during 2007, and an increase of $0.2 million in additional costs due to the expensing of employee stock options. Sales and marketing expenses as a percentage of total revenue were 11% and 12% in 2007 and 2006, respectively.

- ***Depreciation of fixed assets and amortization of intangible assets*** – Depreciation and amortization expense decreased to $8.4 million, or 28%, in 2007 as compared to $11.7 million in 2006 primarily due to the completion of amortization of certain intangibles related to the acquisition of Aloha Technologies, Inc.

- ***Other Charges*** – During 2007, the Company recorded a gain of $0.8 million as a result of entering into a forward exchange contract in preparation for the acquisition of Quest Retail Technology. Further explanation of this subsequent event is presented in Note 17 of the consolidated financial statements. In addition, the Company recorded a one-time expense of $1.2 million to write off accumulated transaction costs for multiple corporate development activities that we elected not to pursue.

During 2006, Radiant relocated its offices in Bedford, Texas to a facility in Fort Worth, Texas. The Company was contractually liable for the lease payments on the abandoned Bedford facility through September 2007 (lease expiration). In accordance with Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), the Company recorded a lease restructuring charge based on the fair value of the remaining lease payments and estimated maintenance costs at the abandonment date. The restructuring charges were attributable to the Company's Hospitality business segment. The abandonment of the Bedford facility resulted in a restructuring charge of $1.4 million in 2006, which consisted of the fair value of the remaining lease liability and ongoing maintenance costs. During 2007, the Company updated its restructuring reserve analysis and reduced the reserve by $0.1 million as the initial assumption regarding ongoing maintenance costs changed. In 2005, Radiant decided to consolidate certain facilities located in Alpharetta, Georgia, in order to reduce future operating costs. This resulted in the abandonment of one facility, which formerly housed the Company's customer support call center. The restructuring charges were not attributable to any of the Company's reportable segments. In accordance with SFAS 146, the Company recorded a lease restructuring charge based on the fair value of the remaining lease payments at the abandonment date less the estimated sublease rentals that could reasonably be obtained from the property. This consolidation resulted in a restructuring charge of $1.5 million in 2005, which consisted of $1.2 million for facility consolidations and $0.3 million of fixed asset write-offs associated with the facility consolidation. The Company updated its restructuring reserve analysis in 2007 and reduced the reserve by $0.2 million as the initial assumption regarding the ability to sublease the facility changed. As of December 31, 2007, the Company had $0.5 million related to the lease commitments. (See Note 7).

- ***General and administrative expenses*** – General and administrative expenses increased by $2.8 million, or 11%, compared to 2006. The increases are primarily due to additional investments in general and administrative areas to accommodate the growth of the business throughout 2007 and one-time accounting and legal projects that occurred during 2007. In addition, we increased our reserves during 2007 as they relate to our legal expense accrual and potential management bonuses due to results that were above our expectations. General and administrative expenses as a percentage of total revenue were 11% in 2007 and 2006.

Interest income and expense – The Company's interest income is derived from the investment of its cash and cash equivalents and remained flat in 2007 compared to 2006. The Company's interest expense includes interest expense incurred on its long-term debt and capital lease obligations. Interest expense has decreased from $3.0 million in 2006 to $2.4 million in 2007. This decrease is the result of the Company utilizing excess cash generated from operating cash flow to reduce short-term borrowings, planned principal payments on our long-term debt and a reduction in the prime rate.

Provision for income taxes – The Company's effective income tax rate was 42.7% in 2007, (127.9%) in 2006 and 15.9% in 2005. As a result of the release of the valuation allowance in 2006, the Company's effective tax rate fluctuated during the 2007 fiscal year, as compared to 2006 and 2005. The Company expects its effective income tax rate to decrease 1-3% in 2008 as compared to 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

Radiant had net income from continuing operations of $0.56 per diluted common share in 2006, compared with net income from continuing operations of $0.18 per diluted common share in 2005. In addition, the Company's revenues increased during the year ended December 31, 2006 by approximately $50.3 million, or 29%, compared to the previous year. These increases were primarily due to new business within our direct channels in both our Hospitality and Retail segments, the successful acquisitions and integration of MenuLink and Synchronics into our business model, increased focus internationally and increased use of our reseller channel for additional sales.

System sales – The Company derives the majority of its revenues from sales and licensing fees for its point-of-sale hardware, software and site management software solutions. System sales for 2006 were approximately $130.1 million compared to $98.5 million in 2005, an increase of approximately $31.6 million, or 32%.

The year over year increase is primarily due to the acquisitions of MenuLink and Synchronics, the increased use of the hospitality reseller channel for additional sales, the success of selling the Company's new hardware products into its hospitality reseller markets, and improved product demand throughout the hospitality, retail and international marketplaces.

Client support, maintenance and other services – The Company also derives revenues from client support, maintenance and other services including training, custom software development, subscription and hosting, and implementation services (professional services). The majority of these revenues is from support and maintenance and is structured on a recurring revenue basis associated with installed sites in the field, while additional professional services are associated with projects related to new sales or implementation of products.

Revenues from client support, maintenance and other services increased by approximately $18.6 million, or 25%, from 2005 to $92.2 million in 2006. The increase is primarily due to the additional revenues generated in both software and hardware support and maintenance resulting from increased software and hardware sales in 2006, the increase in revenues generated from the Company's Hospitality subscription products due to continued marketing efforts around this product line, and the additional revenues generated from the acquisitions of MenuLink and Synchronics.

System sales gross profit – Cost of system sales consists primarily of hardware and peripherals for site-based systems, amortization of software costs and labor. All costs, other than amortization, are expensed as products are shipped, while software amortization is expensed at the greater of straight line amortization or proportion to sales volume.

System sales gross profit increased during 2006 by approximately $17.1 million, or 38%, while the gross margin percentage increased 2 points to 48% in 2006 compared to 2005. The increase in the gross profit percentage is primarily due to the change in mix within the Company's hardware product lines and from additional software sales stemming from the MenuLink and Synchronics acquisitions. Collectively, the Company's software margins are higher than its hardware margins. In addition, during 2005 there were significant international shipments of low margin hardware products in our Retail segment. These low margin sales did not repeat in 2006 and therefore resulted in improvements in hardware margins year over year.

Client support, maintenance and other services gross profit – Cost of client support, maintenance and other services consists primarily of personnel and other costs associated with the Company's services operations.

The gross profit on services revenue increased during 2006 by approximately $11.0 million, or 44%, while the gross margin percentage increased by 5 points to 39% for 2006 compared to 2005. The increase in the gross margin percentage is primarily due to the acquisition of MenuLink and Synchronics (both of which have successful subscription product lines), the movement of personnel from maintenance projects to research and development projects, and improved leverage of fixed costs.

Segment revenues – Total revenues in the Hospitality business segment were approximately $141.2 million in 2006 compared to approximately $111.7 million in 2005, an increase of approximately $29.5 million, or 26%. The year over year increase is primarily due to the new business resulting from the acquisition of MenuLink, use of the reseller channel for additional sales into the Hospitality market, and improved demand throughout the industry.

Total revenues in the Retail business segment were approximately $78.5 million in 2006 compared to approximately $58.5 million in 2005, which is an increase of approximately $20.0 million, or 34%. The increase is primarily due to the Synchronics acquisition and improved demand throughout the retail industry, both domestically and internationally.

Segment net income before allocation of central costs – The Company measures segment profit based on net income before the allocation of certain central costs. For the year ended December 31, 2006, total net income before allocation of central costs in the Hospitality business segment increased by approximately $3.3 million, or 19%, compared to the same period in 2005. The increase was primarily due to additional revenues resulting from the acquisition of MenuLink and improved demand throughout the industry, but were offset by the lease restructuring charge recorded in the second quarter of 2006 (see Note 8 to the consolidated financial statements).

For the year ended December 31, 2006, total net income before allocation of central costs in the Retail business segment increased by $2.6 million, or 27%, compared to the same period in 2005. This increase was primarily due to the Synchronics acquisition, improved gross margins on hardware (due to a low margin international shipment that occurred in the second half of 2005) and improved demand throughout the retail industry.

Total operating expenses – Total operating expenses for 2006 increased by approximately $24.7 million, or 40%, as compared to 2005. Total operating expenses as a percentage of total revenues were 39% in 2006 compared to 36% in 2005. These increases are due to the following:

- Additional operating expenses resulting from the acquisition of MenuLink and Synchronics; and
- The expensing of equity-based compensation beginning in January 1, 2006, which resulted in approximately $2.5 million of additional operating expenses during 2006.
- ***Product development expenses*** – Product development expenses consist primarily of wages and materials expended on product development efforts, excluding any development expenses related to associated revenues which are included in costs of client support, maintenance and other services. Product development expenses increased during 2006 by approximately $7.3 million, or 51%, compared to 2005, primarily due to a higher level of investments in our products and the expensing of employee stock options, which accounted for approximately $0.6 million in expense during 2006. In addition, the Company has continued to increase its investment in product development in order to ensure future growth. Product development expense as a percentage of total revenue was approximately 10% and 8% in 2006 and 2005, respectively.
- ***Sales and marketing expenses*** – Sales and marketing expenses increased by approximately $7.2 million, or 38%, compared to 2005, primarily due to additional revenues generated year over year and the sales commissions associated with such sales, an increase in trade show participation during 2006, and expensing of employee stock options, which accounted for approximately $0.8 million in 2006. Sales and marketing expenses as a percentage of total revenue were approximately 12% and 11% in 2006 and 2005, respectively.
- ***Depreciation of fixed assets and amortization of intangible assets*** – Depreciation and amortization expense increased to approximately $11.7 million, or 36%, in 2006 as compared to approximately $8.6 million in 2005 primarily due to additional amortization expense related to intangible assets acquired as part of the MenuLink and Synchronics acquisitions, and additional depreciation expense as a result of property and equipment purchases in 2006 for the build-out of Company facilities.
- ***Other charges*** – During the second quarter of 2006, Radiant relocated its offices in Bedford, Texas to a facility in Fort Worth, Texas. The Company was contractually liable for the lease payments on the abandoned Bedford facility through September 2007 (lease expiration). In accordance with Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), the Company recorded a lease restructuring charge based on the fair value of the remaining lease payments and estimated maintenance costs at the abandonment date. The restructuring charges were attributable to the Company's Hospitality business segment. The abandonment of the Bedford facility resulted in a restructuring charge of approximately $1.4 million in the second quarter of 2006, which consisted of the fair value of the remaining lease liability and ongoing maintenance costs. During the third quarter of 2005, Radiant decided to consolidate certain facilities located in Alpharetta, Georgia, in order to reduce future operating costs. This resulted in the abandonment of one facility, which formerly housed the Company's customer support call center. The restructuring charges were not attributable to any of the Company's reportable segments. In accordance with SFAS 146, the Company recorded a lease restructuring charge based on the fair value of the remaining lease payments at the abandonment date less the estimated sublease rentals that could reasonably be obtained from the property. This consolidation resulted in a restructuring charge of approximately $1.5 million in the third quarter of 2005, which consisted of $1.2 million for facility consolidations and $0.3 million of fixed asset write-offs associated with the facility consolidation. During the second quarter of 2006, the Company updated its restructuring reserve analysis and recorded an additional $0.3 million in restructuring charges as the initial assumption regarding the ability to sublease the facility changed.
- ***General and administrative expenses*** – General and administrative expenses increased by approximately $7.3 million, or 40%, compared to 2005, primarily due to general and administrative expenses associated with the purchases of MenuLink and Synchronics, increases in occupancy costs, additional investments in general and administrative areas to accommodate the growth of the business, and approximately $1.2 million of additional compensation expense resulting from the expensing of stock options during 2006. General and administrative expenses as a percentage of total revenue were approximately 11% in 2006 and 2005.

Interest income and expense – The Company's interest income is derived from the investment of its cash and cash equivalents and remained relatively flat in 2006 compared to 2005. The Company's interest expense includes interest expense incurred on its long-term debt and capital lease obligations. Interest expense increased from approximately $1.2 million in 2005 to $3.0 million in 2006. This increase was attributable to the additional debt obtained to finance the acquisitions of MenuLink and Synchronics, additional short-term borrowings to finance stock repurchases and inventory purchases, and an increase in the prime rate of interest.

Income tax provision – In the second quarter of 2006, the Company reassessed the valuation allowance against its deferred tax assets and determined that it was more likely than not that a substantial portion of the deferred tax assets would be realized in the foreseeable future. This determination was based upon the Company's projection of taxable income for 2006, 2007 and 2008, as well as the length of time since the Company has incurred losses from continuing operations before taxes. Accordingly, $17.8 million of the valuation allowance was released during the second quarter of 2006, of which $2.9 million was recorded as additional paid-in-capital and $14.9 million was recorded as a benefit to the income tax provision. As a result of the reversal of the valuation allowance, the Company's effective tax rate fluctuated during the 2006 fiscal year as compared to 2005.

Liquidity and Capital Resources

Prior to January 2008, the Company had a senior secured credit facility with Wells Fargo Foothill, Inc. (the "WFF Credit Agreement"). The WFF Credit Agreement provided for extensions of credit, upon satisfaction of certain conditions, in the form of revolving loans in an aggregate principal amount of up to $15 million and a term loan facility in an aggregate principal amount of up to $31 million. The revolving loan amount available to the Company was derived from a monthly borrowing base calculation using the Company's various accounts receivable balances. The amount derived from this borrowing base calculation was further reduced by the total amount of letters of credit outstanding. Loans under the WFF Credit Agreement bore interest, at Radiant's option, at either the London Interbank Offering Rate plus two and one half percent or at the prime rate of Wells Fargo Bank, N.A. The WFF Credit Agreement contained certain customary representations and warranties and certain financial and non-financial covenants, with which the Company was in compliance as of December 31, 2007. As of December 31, 2007, the Company had approximately $0.5 million in letters of credit outstanding against the revolving loan facility.

The WFF Credit Agreement was scheduled to expire on March 31, 2010; however, it was refinanced in January 2008 upon the execution of the credit agreement with JPMorgan Chase Bank, N.A. (the "JPM Credit Agreement"), as arranger, and JPMorgan Chase Bank, N.A, SunTrust Bank, Bank of America and Guaranty Bank as initial lenders. The JPM Credit Agreement provides for extensions of credit, upon satisfaction of certain conditions, in the form of revolving loans in an aggregate principal amount of up to $60 million and a term loan facility in an aggregate principal amount of up to $30 million. As of January 2, 2008, aggregate borrowings under this facility totaled $75 million. Further explanation of this agreement is presented in Note 17 of the consolidated financial statements.

The Company's working capital increased by approximately $22.1 million, or 74%, to $51.7 million at December 31, 2007 as compared to $29.7 million at December 31, 2006. The Company has historically funded its business through cash generated by operations. Cash provided by operating activities for 2007 was $25.2 million as compared to $11.7 million for 2006. Cash from operations in 2007 was mainly generated through income from operations, adjusted to exclude the effect of non-cash charges including depreciation, amortization and stock-based compensation. These increases in cash were offset by an increase in accounts receivable and inventory balances. The increase in receivables is due to normal year over year fluctuations and the growth of the business, both organic and acquisition-related, as reflected in the year over year revenue increase. The increase in inventory is also due to normal year over year fluctuations and the increase in anticipated hardware shipments in future quarters. There were also increases in accounts payable and accrued expenses (which have a positive effect on cash flow) that were a direct result of the increase in inventory and the fact that payments to our vendors that supplied the Company with inventory were not due at year end. If near-term demand for the Company's products weakens or if significant anticipated sales in any quarter do not close when expected, the availability of funds from operations may be adversely affected.

Cash provided by operating activities for 2006 was $12.0 million. Cash from operations in 2006 was mainly generated through income from operations, adjusted to exclude the effect of non-cash charges including depreciation, amortization, the release of a portion of the valuation allowance related to the Company's deferred tax assets, and stock-based compensation. This was partially offset by normal fluctuations in accounts receivable, inventories, other assets, accounts payable, accrued liabilities, payables due to BlueCube, client deposits and deferred revenue and other liabilities.

Cash provided by operating activities for 2005 was $15.0 million. Cash from operations in 2005 was mainly generated from net income, the adding back of non-cash items such as depreciation, amortization, lease restructuring charges and the impairment of the HotelTools software, and through the collection of calendar year support and maintenance invoices that were deferred and recognized over the course of the year. This was partially offset by normal fluctuations in accounts receivable, inventories, other assets, accounts payable, accrued liabilities, payables due to BlueCube, client deposits and deferred revenue and other liabilities.

Cash used in investing activities during 2007 was $6.8 million as compared to $28.3 million during the same period in 2006. Approximately $2.6 million of cash was invested in property and equipment, and $1.5 million was spent on the purchase of a license to use patented technology. In addition, the Company continued to increase its investment in future products by investing $2.7 million in internally developed capitalizable software.

Cash used in investing activities during 2006 was $28.3 million as compared to $12.1 million during the same period in 2005. In 2006, approximately $19.5 million of the cash was used in the acquisition of Synchronics. Approximately $5.7 million of cash was invested in property and equipment, most of which was a result of renovations in the Company's manufacturing facility and the build-out of our new satellite office location in Fort Worth, Texas, and expenditures for capitalizable software projects of $3.1 million.

Cash used in investing activities in 2005 consisted of additional consideration related to the Breeze acquisition of $1.3 million (see Note 5 of the consolidated financial statements), the purchase of equipment, expenditures for capitalizable software projects of $4.8 million, the MenuLink acquisition totaling $5.0 million, and the continued payout of accrued contractual obligations related to the Enterprise disposition totaling $0.6 million.

Cash used in financing activities during 2007 was $4.2 million as compared to cash provided by financing activities of $14.6 million in 2006. In 2007, financing activities mainly consisted of $6.5 million in repayments under borrowings from the WFF Credit Agreement, repayment of $1.3 million of promissory notes related to the MenuLink acquisition, scheduled payments under the WFF Credit Agreement of $5.9 million, and $9.8 million related to cash proceeds and the related tax benefit received from employees for the exercise of stock options.

Cash provided by financing activities in 2006 consisted primarily of $22.5 million in cash received under borrowings from the WFF Credit Agreement previously mentioned , repayment of $1.3 million of promissory notes related to the MenuLink acquisition, repurchases of common stock totaling $5.0 million, scheduled payments under the WFF Credit Agreement of $5.4 million, and $3.7 million of cash proceeds received from employees for the exercise of stock options.

Cash used in financing activities during 2005 consisted primarily of the repayment of $17.7 million of promissory notes related to the Aloha acquisition, proceeds totaling $15.0 million generated from the WFF Credit Agreement previously mentioned, payments of $0.3 million made in connection with loan fees to enter into the WFF Credit Agreement, the repurchase of common stock from previous Breeze shareholders of $1.0 million, and cash generated from the issuance of shares under the Company's employee stock purchase plan and the exercise of employee stock options equal to $4.7 million.

The Company believes that its cash and cash equivalents, funds generated from operations and borrowing capacity will provide adequate liquidity to meet its normal operating requirements, as well as to fund the above obligations for at least the next twelve months.

The Company believes there are opportunities to grow its business through the acquisition of complementary and synergistic companies, products and technologies. We look for acquisitions that can be readily integrated and accretive to earnings, although we may pursue smaller non-accretive acquisitions that will shorten our time to market with new technologies. The Company expects the general size of cash acquisitions it would currently consider would be in the $5 million to $50 million range. Any material acquisition could result in a decrease in the Company's working capital depending on the amount, timing and nature of the consideration to be paid. In addition, any material acquisitions of complementary or synergistic companies, products or technologies could require that we obtain additional debt or equity financing. There can be no assurance that such additional financing will be available to us or that, if available, such financing will be obtained on favorable terms and would not result in additional dilution to our stockholders.

Contractual Obligations

The Company leases office space, equipment and certain vehicles under non-cancelable operating lease agreements expiring on various dates through 2013. Additionally, the Company leases computer equipment under various capital lease agreements which expire on various dates through December 2011. Contractual obligations as of December 31, 2007 below are as follows (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Capital leases	$ 1,670	$ 538	$ 991	$ 141	$ —
Operating leases (1)	29,905	4,853	11,417	9,180	4,455
Other obligations:					
Notes payable – acquisition of MenuLink Computer Solutions	1,311	1,311	—	—	—
Notes payable – acquisition of Aloha Technologies (2)	964	964	—	—	—
Term note (WFF Credit Agreement) (3)	18,192	18,192	—	—	—
Estimated interest payments on notes payable and term notes (4)	49	49	—	—	—
Purchase commitments (5)	1,011	1,011	—	—	—
Total contractual obligations	$ 53,102	$ 26,918	$ 12,408	$ 9,321	$ 4,455

(1) This schedule includes the lease obligations resulting from the acquisition of Quest Retail Technology, which occurred on January 4, 2008. Further explanation of this transaction is presented in Note 17 of the consolidated financial statements. Also included in this schedule are the future minimum lease payments related to facilities that are being subleased. The total minimum rentals to be received in the future under noncancellable subleases as of December 31, 2007 are approximately $1.9 million in less than one year and $1.0 million in one to three years.

(2) In January 2008, the balance of this promissory note was paid in full.

(3) The WFF Credit Agreement was refinanced in January 2008 upon the execution of a new credit agreement with JPMorgan Chase Bank, N.A. ("JPM Credit Agreement"). Further explanation of this agreement is presented in Note 17 of the consolidated financial statements.

(4) For purposes of this disclosure, we used the interest rates in effect as of December 31, 2007 to estimate future interest expense. In addition, this estimate does not include projected interest payments on the JPM Credit Agreement executed on January 2, 2008. See Note 7 and Note 17 to the consolidated financial statements for further discussion of our debt components and their interest rate terms.

(5) The Company has entered into certain noncancelable purchase orders for manufacturing supplies to be used in its normal operations. The related supplies are to be delivered at various dates through October 2008. Further explanation of these commitments is presented in Note 11.

At December 31, 2007, the Company had a $2.3 million reserve for unrecognized tax benefits which is not reflected in the table above. Substantially all of this tax reserve is classified in other long-term liabilities and deferred income taxes on the accompanying consolidated balance sheet.

The contractual obligations resulting from the JPM Credit Agreement are not included in the table above since the transaction occurred subsequent to December 31, 2007. For the term note borrowings in aggregate of $30.0 million, the principal payments due subsequent to December 31, 2007 are approximately $4.0 million in less than one year, $12.0 million in one to three years and $14.0 million in three to five years. For the revolving line of credit borrowings in aggregate of $45.0 million, the principal payments subsequent to December 31, 2007 are expected to be approximately $10.0 million in less than one year, $10.0 million in one to three years and $25.0 million in three to five years. See Note 17 of the consolidated financial statements for further discussion of the terms of the JPM Credit Agreement.

Critical Accounting Policies and Procedures

General

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company's management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to client programs and incentives, product returns, bad debts, inventories, intangible assets, income taxes, and commitments and contingencies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

The Company's revenue is generated primarily through software and system sales, support and maintenance, and other services. The Company recognizes revenue using the guidance from AICPA Statement of Position (SOP) 97-2, *Software Revenue Recognition* , as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions* , SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* ("SOP 81-1"), Accounting Research Bulletin (ARB) No. 45, *Long-Term Construction-Type Contracts* ("ARB 45"), SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* and Emerging Issues Task Force No. 00-03, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware* . Under these guidelines, the Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an agreement exists; (2) delivery of the product has occurred; (3) the fee is fixed or determinable; (4) collectibility is reasonably assured; and (5) remaining obligations under the agreement are insignificant. Under multiple element arrangements, where each element is separately stated, sold and priced, the Company allocates revenues to the various elements based on vendor-specific objective evidence ("VSOE") of fair value. The Company's VSOE of fair value is determined based on the price charged when the same element is sold separately. If evidence of fair value does not exist for all elements in a multiple element arrangement, the Company recognizes revenue using the residual method. Under the residual method, a delivered element without VSOE of fair value is recognized as revenue if all undelivered elements have VSOE of fair value.

The Company generally sells its products, which include both software licenses and hardware, directly to end-users. Revenue from software licenses and system sales is generally recognized as products are shipped, provided that no significant vendor obligations remain and the collection of the related receivable is probable. For those agreements that provide for significant services or custom development that are essential to the software's functionality, the software license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of ARB 45 and SOP 81-1. Contracts accounted for on a percentage of completion basis under the provisions of SOP 81-1 are not considered complete until formal acceptance has been obtained from the customer.

The Company offers its clients post-contract support in the form of maintenance, telephone support and unspecified software enhancements. Revenues from support and maintenance are recognized ratably over the term of the agreement.

The Company's services revenues consist of professional fees generated from consulting, custom development, installation and training. Revenues related to professional services performed by the Company are generally recognized on a time and materials basis as the services are performed. Under contracts where revenues are recognized using the percentage of completion method under the provisions of SOP 81-1, the Company measures its progress-to-completion by using input measures, primarily labor hours. The Company continually updates and revises estimates of its input measures. If those estimates indicate a loss will be incurred, the entire loss is recognized in that period.

In addition, the Company offers its customers subscription pricing and hosting services for some of its products. Under these subscription-based contracts, revenues are recognized ratably over the contract period commencing generally when the product has been installed and training has been completed.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of clients to make required payments. Estimates are developed by using standard quantitative measures based on historical losses, adjusting for current economic conditions and, in some cases, evaluating specific client accounts for risk of loss. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. Though the Company considers these allowances adequate and proper, if the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Stock-based Compensation Expense

On January 1, 2006, Radiant implemented the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payments* (SFAS 123(R)), using the modified prospective transition method. SFAS 123(R) requires companies to recognize the cost for employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Using the modified prospective transition method of adopting SFAS 123(R), Radiant began recognizing compensation expense for equity-based awards granted after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R), plus unvested awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Under this method of implementation, no restatement of prior periods has been made.

At December 31, 2007, Radiant had approximately 1.8 million unvested options outstanding with a weighted-average grant-date fair value per share of $3.56. The unvested options have a total unrecognized compensation expense of approximately $4.3 million, net of estimated forfeitures, which will be recognized over the weighted average period of 1.25 years.

For the years ended December 31, 2007 and 2006, Radiant recognized stock compensation expense of approximately $3.8 million and $3.3 million, respectively. Prior to our adoption of SFAS 123(R), Radiant applied the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", to calculate the compensation expense for stock-based awards. Historically, the Company's general policy was to set the exercise price for its stock options equal to the market value on the grant date. As a result, the options had no intrinsic value on their grant dates, and the Company did not record any compensation expense unless the terms of the options were subsequently modified. For the year ended December 31, 2005, the Company would have recognized approximately $4.7 million net of tax as expense for equity-based awards under SFAS 123(R).

Radiant uses the Black-Scholes model to estimate the fair value of options granted. The Black-Scholes model requires estimates of the expected term of the option, as well as future volatility and the risk-free interest rate.

For options issued during the year ended December 31, 2007, Radiant estimated the weighted average grant-date fair value per share to be $4.59. The key assumptions that we used to calculate these values are provided below:

	Year ended December 31, 2007
Expected volatility	47-49%
Expected life (in years)	3-4
Expected dividend yield	0.00%
Risk-free interest rate	3.3% - 5.0%

The assumptions made represent our management's best estimate, but they are highly subjective and inherently uncertain. If management had made different assumptions, the calculation of the options' fair value and the resulting stock-based compensation expense could differ, perhaps materially, from the amounts recognized in Radiant's financial statements.

In addition to the assumptions used to calculate the fair value of Radiant's options, the Company is required to estimate the expected forfeiture rate of all share-based awards and only recognize expense for those awards the Company expects to vest. The stock-based compensation expense recognized in Radiant's consolidated statement of operations for the year ended December 31, 2007 has been reduced for estimated forfeitures. If management were to change the estimate of forfeiture rates, the amount of stock-based compensation expense could differ, perhaps materially, from the amount recognized in the Radiant's financial statements.

Inventories

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. The Company records adjustments to the value of inventory based upon its forecasted plans to sell its inventories. The physical condition (e.g., age and quality) of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, client inventory levels or competitive conditions differ from expectations.

Capitalized Software Development Costs

In accordance with Statement of Financial Accounting Standards No. 86, the Company's policy on capitalized software costs determines the timing of recognition of certain development costs. In addition, this policy determines whether the cost is classified as development expense or cost of license fees. Capitalization of such costs begins when a detail program or a working model has been produced as evidenced by the completion of design, planning, coding and testing, such that the product meets its design specifications and has thereby established technological feasibility. Capitalization of such costs ends when the resulting product is available for general release to the public. Amortization of capitalized software development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, which the Company has determined is not more than five years. Management is required to use its judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Additionally, management is required to use its judgment in the valuation of the unamortized capitalized software costs in determining whether the recorded value is recoverable based on future product sales.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets and finite-lived identifiable intangibles not held for sale whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

Goodwill and Intangible Assets

The Company has significant intangible assets related to goodwill and other acquired intangibles as well as capitalized software costs. In assessing the recoverability of goodwill and other intangible assets, the Company must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined. For intangible assets, this evaluation includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, the Company will record an impairment charge in the amount by which the carrying value of the assets exceeds their fair value. For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit which houses goodwill to that reporting unit's fair value. The fair value of the reporting units is based upon the net present value of future cash flows, including a terminal value calculation. If the reporting unit's estimated fair value exceeds the reporting unit's carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed its carrying value, then further analysis would be required to determine the amount of the impairment, if any. If the Company determines that there is an impairment in either an intangible asset, or goodwill, the Company may be required to record an impairment charge in the reporting period in which the impairment is determined, which may have a negative impact on earnings.

Income Taxes

The Company has significant amounts of deferred tax assets that are reviewed for recoverability and valued accordingly. These assets are evaluated by using estimates of future taxable income, the timing of reversals of temporary taxable differences and the impact of tax planning strategies. Valuation allowances related to net deferred tax assets could be impacted by changes to tax codes, changes in statutory tax rates and the Company's future taxable income levels.

In July 2006, the FASB issued Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which became effective for Radiant beginning in 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. As a result of the implementation, the Company recognized a $0.9 million increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying balance sheet as of December 31, 2007.

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations*, and FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51* . FAS No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. FAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as a component of shareholders' equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is for fiscal years beginning after December 15, 2008. The adoption of FAS No. 141 (revised 2007) is prospective. The effects on our financial position and consolidated results of operations could be significant but there will be no impact on our cash flows. The adoption of FAS No. 160 is prospective. The impact to presentation and disclosure are applied retrospectively. We are currently in the process of evaluating the impact, if any, that the adoption of FAS No. 141 (revised 2007) and FAS No. 160 will have on our financial position, consolidated results of operations and cash flows.

In February 2007, the FASB released FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* . Under FAS No. 159 companies may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. This election, called the "fair value option," will enable some companies to reduce volatility in reported earnings caused by measuring related assets and liabilities differently. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of FAS No. 159 will have a material impact on our financial position, consolidated results of operations and cash flows.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements*. This statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of FAS No. 157 will have a material impact on our financial position, consolidated results of operations and cash flows.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements (as defined in the applicable regulations) that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

The Company's financial instruments that are subject to market risks are its cash and cash equivalents and long-term debt. During 2007, the weighted average interest rate on the Company's long-term debt was approximately 8.65%. A 10% increase in this rate would have increased interest expense by approximately $239,000 during 2007.

Foreign Exchange

As more fully explained in Note 14 of the consolidated financial statements, the Company's international revenues were approximately $33.5 million, $38.4 million and $33.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company's international operations are subject to risks typical of an international business, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely impacted by changes in these or other factors. The effect of foreign exchange rate fluctuations on the Company's results of operations and financial position during 2007, 2006 and 2005 were not material.

Forward Exchange Contract

The Company records derivatives, namely foreign exchange contracts, on the balance sheet at fair value. The gains or losses on foreign currency forward contracts are recorded in the accompanying consolidated statements of operations. The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hold or issue leveraged derivative financial instruments. The Company recognized a gain of approximately $0.8 million related to a forward exchange contract executed during the fourth quarter of 2007. In addition, the Company recognized a gain of approximately $0.3 million on this contract upon its execution in conjunction with the acquisition of Quest Retail Technology during the first quarter of 2008. Further explanation of this subsequent event is presented in Note 17 of the consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements are filed with this Report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2007 and 2006

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Radiant Systems, Inc.

We have audited the accompanying consolidated balance sheets of Radiant Systems, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Radiant Systems, Inc. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 2 and 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective January 1, 2006, based on the modified prospective application transition method.

As described in Note 2 and 10 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") on January 1, 2007 and began accounting for income tax contingencies in accordance with the guidance provided in FIN 48.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 4, 2008

RADIANT SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In thousands, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 29,940	$ 15,720
Accounts receivable, net of allowance for doubtful accounts of $3,447 and $3,510, respectively	43,057	34,104
Receivable due from BlueCube	—	1,099
Inventories, net	30,494	26,484
Deferred tax assets	7,730	9,327
Other current assets	2,408	1,310
Total current assets	113,629	88,044
Property and equipment, net	14,184	14,726
Software development costs, net	7,231	5,019
Deferred tax assets, non-current	2,905	5,252
Goodwill	62,386	61,948
Intangible assets, net	20,650	23,447
Other long-term assets	974	219
Total assets	$ 221,959	$ 198,655
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt facility	$ —	$ 6,489
Current portion of long-term debt	7,983	7,261
Accounts payable	21,317	12,939
Accrued liabilities	18,427	17,491
Payables due to BlueCube	—	3,665
Client deposits and unearned revenues	13,745	10,365
Current portion of capital lease payments	437	178
Total current liabilities	61,909	58,388
Client deposits and unearned revenues, net of current portion	—	188
Capital lease payments, net of current portion	1,034	451
Long-term debt, net of current portion	12,484	20,444
Other long-term liabilities	4,576	3,213
Total liabilities	80,003	82,684
Shareholders' equity		
Preferred stock, no par value; 5,000,000 shares authorized, no shares issued	—	—
Common stock, no par value; 100,000,000 shares authorized; 31,935,105 and 30,923,800 shares issued and outstanding at December 31, 2007 and 2006, respectively	—	—
Additional paid-in capital	150,924	137,151
Accumulated deficit	(10,711)	(21,667)
Accumulated other comprehensive income	1,743	487
Total shareholders' equity	141,956	115,971
Total liabilities and shareholders' equity	$ 221,959	$ 198,655

The accompanying notes are an integral part of these consolidated financial statements.

RADIANT SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands, except per share data)

	2007	2006	2005
Revenues:			
System sales	$ 145,322	$ 130,155	$ 98,530
Client support, maintenance, and other services	107,876	92,155	73,512
Total revenues	253,198	222,310	172,042
Cost of revenues:			
System sales	76,547	68,250	53,687
Client support, maintenance, and other services	64,514	56,201	48,605
Total cost of revenues	141,061	124,451	102,292
Gross profit	112,137	97,859	69,750
Operating expenses:			
Product development	23,437	21,746	14,406
Sales and marketing	28,851	26,383	19,137
Depreciation of fixed assets	4,147	3,532	3,267
Amortization of intangible assets	4,301	8,190	5,317
Other charges (Note 8)	67	1,663	2,000
General and administrative	28,058	25,292	18,022
Total operating expenses	88,861	86,806	62,149
Income from operations	23,276	11,053	7,601
Interest income	—	5	26
Interest expense	(2,393)	(3,042)	(1,219)
Other (expense) income, net	(218)	38	183
Income from operations before income tax provision	20,665	8,054	6,591
Income tax (provision) benefit	(8,822)	10,303	(1,029)
Net income	$ 11,843	$ 18,357	$ 5,562
Net income per share:			
Basic income per share	$ 0.38	$ 0.59	$ 0.19
Diluted income per share	$ 0.36	$ 0.56	$ 0.18
Weighted average shares outstanding:			
Basic	31,373	30,861	29,503
Diluted	33,160	32,636	31,569

The accompanying notes are an integral part of these consolidated financial statements.

RADIANT SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
BALANCE, January 1, 2005	29,321		$ 118,649	$ (45,586)	$ 244	$ 73,307
Components of comprehensive income:						
Net income	—	—	—	5,562	—	5,562
Foreign currency translation adjustment	—	—	—	—	(531)	(531)
Total comprehensive income:	—	—	—	5,562	(531)	5,031
Issuance of common stock in connection with acquisitions	218	—	2,390	—	—	2,390
Treasury stock purchase and retirement	(237)	—	(1,000)	—	—	(1,000)
Exercise of employee stock options	500	—	2,895	—	—	2,895
Stock issued under employee stock purchase plan	293	—	1,810	—	—	1,810
BALANCE, December 31, 2005	30,095	—	$ 124,744	$ (40,024)	$ (287)	$ 84,433
Components of comprehensive income:						
Net income	—	—	—	18,357	—	18,357
Foreign currency translation adjustment	—	—	—	—	774	774
Total comprehensive income	—	—	—	18,357	774	19,131
Issuance of common stock in connection with acquisitions	605	—	7,292	—	—	7,292
Exercise of employee stock options	674	—	3,745	—	—	3,745
Treasury stock purchase and retirement	(453)	—	(4,972)	—	—	(4,972)
Income tax benefit from release of valuation allowance (see Note 10)	—	—	2,919	—	—	2,919
Stock issued under employee stock purchase plan	3	—	29	—	—	29
Tax benefits related from stock options	—	—	53	—	—	53
Stock-based compensation	—	—	3,341	—	—	3,341
BALANCE, December 31, 2006	30,924	—	$ 137,151	$ (21,667)	$ 487	$ 115,971
Components of comprehensive income:						
Net income	—	—	—	11,843	—	11,843
Foreign currency translation adjustment	—	—	—	—	1,256	1,256
Total comprehensive income	—	—	—	11,843	1,256	13,099
Exercise of employee stock options	1,003	—	7,117	—	—	7,117
Stock issued under employee stock purchase plan	8	—	121	—	—	121
Tax benefits related from stock options	—	—	2,670	—	—	2,670
Stock-based compensation	—	—	3,865	—	—	3,865
Cumulative effect adjustment due to adoption of FIN 48	—	—	—	(887)	—	(887)
BALANCE, December 31, 2007	31,935	—	$ 150,924	$ (10,711)	$ 1,743	$ 141,956

The accompanying notes are an integral part of these consolidated financial statements.

RADIANT SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
(In thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 11,843	$ 18,357	$ 5,562
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense (see Note 3)	3,795	3,260	—
Other charges (see Note 8)	67	1,663	2,000
Utilization of acquired deferred tax assets	—	60	571
Release of valuation allowance related to deferred tax assets (see Note 10)	—	(10,923)	—
Depreciation and amortization	9,202	12,449	9,408
Changes in assets and liabilities, net of acquired entities:			
Accounts receivable	(7,261)	(7,019)	(2,127)
Inventories	(3,861)	(8,330)	520
Other assets	1,048	700	(722)
Accounts payable	5,374	2,305	(1,843)
Accrued liabilities	575	(1,001)	998
Payables due to BlueCube	—	1,718	(433)
Client deposits and deferred revenue	3,380	(3,590)	1,331
Other liabilities	1,039	2,078	(293)
Net cash provided by operating activities	25,201	11,727	14,972
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(2,645)	(5,651)	(4,785)
Capitalized software development costs	(2,667)	(3,125)	(554)
Purchase of intangible assets	(1,500)	—	—
Accrued contractual obligation and other payments related to sale of Enterprise business	—	—	(604)
Proceeds from sale of fixed assets	—	—	193
Acquisition of Synchronics	—	(19,474)	—
Acquisition of MenuLink, net of cash acquired	—	—	(5,046)
Additional consideration for Breeze acquisition	—	—	(1,300)
Net cash used in investing activities	(6,812)	(28,250)	(12,096)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of employee stock options	7,117	3,745	2,895
Proceeds from shares issued under employee stock purchase plan	122	29	1,810
Tax benefits from stock options	2,672	53	—
Principal payments on capital lease obligations	(353)	(64)	(203)
Borrowings under long-term debt facility	—	16,000	15,000
Net borrowings from short term- debt facility	(6,489)	6,489	—
Principal payments on long-term debt facility	(5,905)	(5,404)	(750)
Payment on loan fees associated with Credit Agreement	—	—	(342)
Repurchase of common stock	—	(4,972)	(1,000)
Principal payment on notes payable to shareholders	(1,333)	(1,274)	(17,712)
Net cash (used in) provided by financing activities	(4,169)	14,602	(302)
Increase (decrease) in cash and cash equivalents	14,220	(1,921)	2,574
Cash and cash equivalents at beginning of year	15,720	17,641	15,067
Cash and cash equivalents at end of year	$ 29,940	$ 15,720	$ 17,641

The accompanying notes are an integral part of these consolidated financial statements.

	2007	2006	2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Non-cash transactions related to acquisitions and divestitures (Note 5):			
Issuance of common stock—Synchronics	$ —	$ 7,292	$ —
Adjustment related to change in contingent liabilities of MenuLink	$ —	$ 160	$ —
Issuance of common stock — MenuLink	$ —	$ —	$ 2,390
Reduction in long-term note payable (purchase price adjustment) — Aloha	$ —	$ —	$ 537
Long-term notes payable — MenuLink	$ —	$ —	$ 4,110
Cash paid for interest	$ 2,525	$ 2,913	$ 1,150
Cash paid for income taxes	$ 998	$ 346	$ 32
SCHEDULE OF NONCASH TRANSACTIONS:			
Assets acquired under capital lease	$ 1,195	$ 613	$ —
Gain on forward exchange contract	$ 840	$ —	$ —
Landlord leasehold improvements	$ —	$ 1,070	$ —

The accompanying notes are an integral part of these consolidated financial statements.

RADIANT SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE YEARS ENDED DECEMBER 31, 2007

1. ORGANIZATION AND BACKGROUND

Radiant Systems, Inc. (the "Company" or "Radiant") develops, installs and delivers solutions for managing site operations of hospitality and retail businesses. Radiant's point-of-sale and back-office technology is designed to enable businesses to deliver exceptional client service while improving profitability. The Company offers a full range of products that are tailored to specific hospitality and retail market needs including hardware, software and professional services. Radiant offers best-of-breed solutions designed for ease of integration in managing site operations, enabling operators to improve customer service while reducing costs.

Headquartered in Alpharetta, Georgia, Radiant operates primarily through two reportable segments. Prior to 2006, the Company operated in three primary segments: (i) Hospitality, (ii) Petroleum and Convenience Retail, and (iii) Entertainment. However, effective January 1, 2006, the Company made the decision to condense its business into two operating segments: (i) Hospitality (which includes the former Entertainment segment) and (ii) Retail (which is comprised of the former Petroleum and Convenience Retail segment and the recently-acquired Synchronics business). These changes were made in order to increase management's accountability for revenue growth and operating performance. See Note 14.

In addition to its technology, the Company offers professional services focusing on technical implementation and process improvement, as well as hardware maintenance services and 24-hour help desk support.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Radiant Systems, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from those estimates and assumptions.

Treasury Stock

The Company records treasury stock purchases at cost and allocates this value to additional paid-in capital.

During 2006, the Company repurchased, and subsequently retired, approximately 453,000 shares for approximately $5.0 million at an average cost of $10.97 per share. These transactions relate to our share repurchase program which the Company's Board of Directors re-commenced in November 2007 through November 2009.

During 2005, the Company repurchased, and subsequently retired, approximately 238,000 shares at $4.21 per share at a cost of approximately $1.0 million. These shares were repurchased from the former shareholders of Breeze Software Proprietary Limited ("Breeze") and had initially been issued in 2004 in connection with the additional consideration given for obtaining certain earnings milestones, pursuant to the Breeze acquisition agreement. At the Company's option, cash equaling the value of the shares issued to the former shareholders of Breeze was exchanged for the shares during 2005.

Foreign Currency Translation

The financial statements of the Company's non-U.S. subsidiaries are translated into U.S. dollars for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation* . The assets and liabilities of non-U.S. operations whose functional currencies are not in U.S. dollars are translated at the current rates of exchange, while revenues and expenses are translated at the average exchange rate for the year. The cumulative translation adjustments are reflected in shareholders' equity. Gains and losses on transactions denominated in other than the functional currency were not material for all periods presented in the consolidated statements of operations.

Revenue Recognition

The Company's revenue is generated primarily through software and system sales, support and maintenance, and other services. The Company recognizes revenue using the guidance from AICPA Statement of Position (SOP) 97-2, *Software Revenue Recognition* , as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions* , SOP 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts* ("SOP 81-1"), Accounting Research Bulletin (ARB) No. 45, *Long-Term Construction-Type Contracts* ("ARB 45"), SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* and Emerging Issues Task Force ("EITF") No. 00-03, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware.* Under these guidelines, the Company recognizes revenue when the following criteria are met: (1) persuasive evidence of an agreement exists; (2) delivery of the product has occurred; (3) the fee is fixed or determinable; (4) collectibility is reasonably assured; and (5) remaining obligations under the agreement are insignificant. Under multiple element arrangements, where each element is separately stated, sold and priced, the Company allocates revenues to the various elements based on vendor-specific objective evidence ("VSOE") of fair value. The Company's VSOE of fair value is determined based on the price charged when the same element is sold separately. If evidence of fair value does not exist for all elements in a multiple element arrangement, the Company recognizes revenue using the residual method. Under the residual method, a delivered element without VSOE of fair value is recognized as revenue if all undelivered elements have VSOE of fair value. Sales tax collected is recorded net and is not recognized as revenue and is included in accrued expenses on the accompanying consolidated balance sheets. Revenue from the Company's clients is generally attributable to individual countries based on the location of the related point of shipment.

System Sales

The Company sells its products, which include both software licenses and hardware, to both resellers and directly to end-users. Revenue from software licenses and system sales is generally recognized as products are shipped, provided that no significant vendor obligations remain and that collection of the related receivable is probable. For those agreements that provide for significant services or custom development that are essential to the software's functionality, the software license and contracted services are recognized under the percentage of completion method as prescribed by the provisions of ARB 45 and SOP 81-1. Contracts accounted for on a percentage of completion basis under the provisions of SOP 81-1 are not considered complete until formal acceptance has been obtained from the customer.

Support and Maintenance

The Company offers its clients post-contract support in the form of maintenance, telephone support and unspecified software enhancements. Revenue from support and maintenance is recognized ratably over the term of the agreement.

ASP and Subscription Model

The Company offers its clients a subscription based software model for use of its software, maintenance, telephone support and hosting services on a monthly basis. Revenue from subscription pricing is recognized ratably over the contract period.

Other Services

The Company's services revenue consists of professional fees generated from consulting, custom development, installation and training. Revenue related to professional services performed by the Company is generally recognized on a time and materials basis as the services are performed. Under contracts where revenue is recognized using the percentage of completion method under the provisions of SOP 81-1, the Company measures its progress-to-completion by using input measures, primarily labor hours. The Company continually updates and revises estimates of its input measures. If those estimates indicate a loss will be incurred, the entire loss is recognized in that period.

In addition, the Company offers its customers subscription pricing and hosting services for some of its products. Under these subscription based contracts, revenue is recognized ratably over the contract period commencing generally when the product has been installed and training has been completed.

Unearned Revenue

Unearned revenue represents amounts collected prior to complete performance of professional services, customer support services, software enhancements, and significant obligations under license agreements.

Accounts Receivable and Allowance for Doubtful Accounts

A summary of the Company's accounts receivable as of December 31, 2007 and 2006 is as follows (in thousands):

	2007	2006
Trade receivables billed	$ 45,575	$ 35,772
Trade receivables unbilled	929	1,842
	46,504	37,614
Less allowance for doubtful accounts	(3,447)	(3,510)
	$ 43,057	$ 34,104

The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of clients to make required payments. Estimates are developed by using standard quantitative measures based on customer payment practices and history, inquiries, credit reports from third parties and other financial information. If the financial condition of the Company's customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required. No bad debt expense was incurred during the year ended December 31, 2007. Bad debt expense totaled approximately $0.7 million for the year ended December 31, 2006.

Inventory

Inventories consist principally of computer hardware and software media and are stated at the lower of cost (first-in, first-out method) or market. A summary of the Company's inventory as of December 31, 2007 and 2006 is as follows (in thousands):

	2007	2006
Raw materials, net	$ 16,923	$ 16,338
Work in process	673	533
Finished goods, net	12,898	9,613
	$ 30,494	$ 26,484

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is provided using the straight-line method over estimated useful lives of one to ten years. Leasehold improvements are amortized over the terms of the respective leases or useful lives of the improvements, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and the costs of additions and improvements are capitalized. Any gain or loss from the retirement or sale of an asset is credited or charged to operations.

Property and equipment at December 31, 2007 and 2006 are summarized as follows (in thousands):

	2007	2006
Computers and equipment	$ 18,813	$ 16,500
Leasehold improvements	7,490	7,179
Purchased software	9,940	8,732
Furniture and fixtures	8,045	8,003
Land	2,517	2,517
	46,805	42,931
Less accumulated depreciation and amortization	(32,621)	(28,205)
	$ 14,184	$ 14,726

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was approximately $4.4 million, $3.8 million and $3.5 million, respectively. Depreciation expense includes amortization of assets under capital leases in the amount of approximately $0.4 million, $0.1 million and $0.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Capitalized leased assets are amortized over the shorter of the term of the lease, using the straight-line method, or in accordance with practices established for similar owned assets. Amortization of capitalized leased assets is included with depreciation expense in the accompanying financial statements. Included in property and equipment are the following capitalized leases (in thousands):

	2007	2006
Computers and equipment	$ 1,906	$ 709
Furniture and fixtures	1,937	1,937
	3,843	2,646
Less accumulated depreciation and amortization	(2,394)	(2,041)
	$ 1,449	$ 605

Goodwill and Intangible Assets

The Company applies the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets* . In accordance with SFAS 142, the Company evaluates the carrying value of goodwill as of January 1st of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the reporting unit's goodwill to its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company's annual evaluations of goodwill, completed on January 1, 2008 and 2007 in accordance with SFAS 142, resulted in no impairment losses.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets and finite-lived identifiable intangibles not held for sale whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used or in its physical condition, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net undiscounted cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the fair value of the asset. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows.

Software Development Costs

Capitalized software development costs consist principally of salaries and certain other expenses directly related to the development and modification of software products. Capitalization of such costs begins when a detail program or a working model has been produced as evidenced by the completion of design, planning, coding and testing, such that the product meets its design specifications and has thereby established technological feasibility. Capitalization of such costs ends when the resulting product is available for general release to the public. Amortization of capitalized software development costs is provided at the greater of the ratio of current product revenue to the total of current and anticipated product revenue or on a straight-line basis over the estimated economic life of the software, which the Company has determined is not more than five years. For the years ended December 31, 2007, 2006 and 2005, amortization of capitalized software development costs was approximately $0.5 million, $0.4 million and $0.7 million, respectively.

The Company evaluates the recoverability of capitalized software development costs on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of the asset may be less than its net realizable value. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds the net realizable value of the asset. The Company's annual evaluation of capitalized software development costs on January 1, 2008 and 2007 resulted in no impairment.

Internally Developed Software Costs

The Company applies the provisions of the AICPA Statement of Position 98-1 ("SOP 98-1"), *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* . SOP 98-1 requires all costs related to the development of internal use software other than those incurred during the application development stage to be expensed as incurred. Costs incurred during the application development stage are required to be capitalized and amortized over the estimated useful life of the software.

Research, Development and Engineering Costs

Expenditures for research, development and engineering not capitalized are charged to operations as incurred (see Note 4).

Financing Costs Related to Long-Term Debt

Costs associated with obtaining long-term debt are deferred and amortized over the term of the related debt. The Company incurred financing costs in 2005 related to the WFF Credit Agreement and other long-term debt agreements. The costs were deferred and are being amortized over three years. Amortization of financing costs totaled approximately $0.1 million in 2007, 2006 and 2005. The remaining financing costs have been expensed in the first quarter of 2008 in conjunction with the termination of the WFF Credit Agreement.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expenses for fiscal years 2007, 2006 and 2005 were $0.6 million, $0.6 million and $0.3 million, respectively.

Accounting for Stock-Based Compensation

Statement of Financial Accounting Standard ("SFAS") No. 123(R), *Share-Based Payment*, a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and superseding Accounting Principle Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" became effective January 1, 2006, and requires us to expense the fair value of grants made under our stock option plans over the vesting period of the option grants. We adopted the "Modified Prospective Application" transition method, which does not result in restatement of previously issued financial statements. Awards granted after the effective date of SFAS No. 123(R) are valued and non-cash share-based compensation expense is recognized in the consolidated statement of operations in accordance with SFAS No. 123(R). In addition, non-vested awards that were granted before the effective date of SFAS No. 123(R) also result in recognition of non-cash share-based compensation expense.

The computation of the expected volatility assumption used in the Black-Scholes calculations for new grants is based on a combination of historical and implied volatilities. When establishing the expected life assumption, the Company reviews annual historical employee exercise behavior of option grants with similar vesting periods. The risk free interest rate is based on the U.S. Treasury yield curve at the grant date, using a remaining term equal to the expected life of the option. The total expenses to be recorded in future periods will depend on several variables, including the number of share-based awards that vest, pre-vesting cancellations and the fair value of those vested awards.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense (benefit) is generally comprised of the tax payable (receivable) for the period and the change in deferred income tax assets and liabilities during the period. A valuation allowance is established for deferred tax assets when their realizability is not considered to be more likely than not.

The Company adopted the provisions of FASB interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" on January 1, 2007. As a result of this adoption, the Company recognized a charge of approximately $0.9 million to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007. The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted-average number of shares outstanding. In the event of a net loss, dilutive loss per share is the same as basic loss per share. Diluted net income per share includes the dilutive effect of stock options. A reconciliation of the weighted average number of common shares outstanding assuming dilution is as follows (in thousands):

	2007	2006	2005
Weighted average common shares outstanding	31,373	30,861	29,503
Dilutive effect of outstanding stock options	1,787	1,775	2,066
Weighted average common shares outstanding assuming dilution	33,160	32,636	31,569

For the years ended December 31, 2007, 2006 and 2005, options to purchase approximately 1.7 million, 2.1 million and 1.6 million shares of common stock, respectively, were excluded from the above reconciliation, as the options were antidilutive for the years then ended.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, trade accounts receivable, trade accounts payable and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. As the Company's long-term debt bears interest at variable rates, the carrying value of the debt approximates fair value.

Derivative Financial Instruments

The Company uses foreign exchange forward contracts, to hedge certain existing and anticipated foreign currency denominated transactions. The terms of foreign exchange contracts used are generally consistent with the timing of the foreign currency transactions.

The Company records derivatives, namely foreign exchange contracts, on the balance sheet at fair value. The gains or losses on foreign currency forward contracts are recorded in the accompanying consolidated statements of operations. The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hold or issue leveraged derivative financial instruments. The Company recognized a gain of approximately $0.8 million related to a forward exchange contract executed during the fourth quarter of 2007. In addition, the Company recognized a gain of approximately $0.3 million on this contract upon its execution in conjunction with the acquisition of Quest Retail Technology during the first quarter of 2008. Further explanation of this subsequent event is presented in Note 17 of the consolidated financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash accounts primarily with one bank in Georgia. The total cash balances are insured by the FDIC up to $100,000 per bank. As of December 31, 2007, the Company has cash balances on deposit with this bank that exceeded the balance insured by the FDIC in the amount of approximately $24.1 million.

Concentration of Business and Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of trade receivables and interest bearing investments. The Company performs on-going credit evaluations of its clients and generally does not require collateral. The Company estimates the losses for uncollectible accounts based on the aging of the accounts receivable and the evaluation of the likelihood of success in collecting the receivable. The Company believes it maintains adequate reserves for potential losses and such losses have been included in management's estimates.

As of December 31, 2007 and 2006, approximately 24% and 12%, respectively, of the Company's accounts receivable were due from five clients.

During the years ended December 31, 2007, 2006 and 2005, approximately 19%, 21% and 20% respectively, of the Company's revenues were derived from five clients. For the years ended December 31, 2007, 2006 and 2005, no individual client accounted for more than 10% of the Company's total revenues.

Comprehensive Income

The Company follows Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*. This statement establishes the rules for the reporting of comprehensive income and its components. The Company's comprehensive income includes net income and foreign currency translation adjustments. Total comprehensive income for the years ended December 31, 2007, 2006 and 2005, was approximately $13.1 million, $19.1 million and $5.0 million, respectively.

Recent Accounting Pronouncements

The following new accounting standards have been or will be adopted by Radiant subsequent to January 1, 2005 and the impact of such adoption, if applicable, has been included in the accompanying consolidated financial statements:

In December 2007, the FASB issued FAS No. 141 (revised 2007), *Business Combinations*, and FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51* . FAS No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. FAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as a component of shareholders' equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is for fiscal years beginning after December 15, 2008. The adoption of FAS No. 141 (revised 2007) is prospective. The effects on our financial position and consolidated results of operations could be significant, but there will be no impact on our cash flows. The adoption of FAS No. 160 is prospective. The impact to presentation and disclosure are applied retrospectively. We are currently in the process of evaluating the impact, if any, that the adoption of FAS No. 141 (revised 2007) and FAS No. 160 will have on our financial position, consolidated results of operations and cash flows.

In February 2007, the FASB released FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* . Under FAS No. 159 companies may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. This election, called the "fair value option," will enable some companies to reduce volatility in reported earnings caused by measuring related assets and liabilities differently. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of FAS No. 159 will have a material impact on our financial position, consolidated results of operations and cash flows.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements*. This statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not believe the adoption of FAS No. 157 will have a material impact on our financial position, consolidated results of operations and cash flows.

3. STOCK-BASED COMPENSATION

Radiant has adopted stock plans that provide for the grant of incentive and non-qualified stock options to directors, officers, and other employees pursuant to authorization by the Board of Directors. The exercise price of all options equals the market value on the date of the grant. In addition, Radiant provides employees stock purchase rights under its Employee Stock Purchase Plan ("ESPP"). The ESPP was suspended on December 31, 2005 in an effort to reduce future stock compensation expense. The Company reinstated the ESPP program during the third quarter of 2006 on terms that permit employees to purchase Radiant common stock at the end of each quarter at 95% of the market price on the last day of the quarter. Based on these terms, the reinstated ESPP will not result in any future stock compensation expense. The Company has authorized approximately 16.2 million shares for awards of options, of which approximately 1.1 million shares are available for future grants as of December 31, 2007.

On January 1, 2006, Radiant implemented the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* (SFAS 123(R)), using the modified prospective transition method. SFAS 123(R) requires companies to recognize the cost for employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Using the modified prospective transition method of adopting SFAS 123(R), Radiant began recognizing compensation expense for equity-based awards granted after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R), plus unvested awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Under this method of implementation, no restatement of prior periods was required.

Equity-based compensation expense recognized under SFAS 123(R) in the consolidated statement of operations for the years ended December 31, 2007 and 2006 was approximately $3.8 million and $3.3 million, respectively. The estimated fair value of the Company's equity-based awards, less expected forfeitures, is amortized over the awards' vesting periods on a straight-line basis. Equity-based compensation expense reduced basic earnings per share by $0.12 and $0.11 for the years ended December 31, 2007 and 2006, respectively, and reduced diluted earnings per share by $0.11 and $0.10, respectively, for the twelve months ended December 31, 2007 and 2006. The non-cash stock-based compensation expense was included in the consolidated statements of operations as follows (in thousands):

	2007	2006
Cost of revenues-systems	$ 163	$ 502
Cost of revenues-client support, maintenance and other servies	295	221
Product Development	550	572
Sales and marketing	1,016	769
General and administrative	1,771	1,196
Non-cash stock based compensation expense	$ 3,795	$ 3,260

For years ended December 31, 2007 and 2006, the total income tax benefit recognized in the consolidated statement of operations for share-based compensation, recorded in accordance with SFAS No. 123(R), was approximately $1.2 million and $0.6 million. The Company capitalized approximately $69,000 and $80,000 in compensation cost related to product development for the years ended December 31, 2007 and 2006, respectively.

Prior to January 1, 2006, Radiant measured compensation expense for its employee equity-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* , and related interpretations. As the exercise price of all options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no equity-based compensation cost was recognized in the consolidated statements of operations under the intrinsic value method.

Stock Options

The exercise price of each stock option equals the market price of Radiant's stock on the date of grant. Most options are scheduled to vest equally over a three or four-year period or when certain stock performance requirements are met. These stock performance requirements include a provision that allows for early vesting if certain stock price targets are met. The Company recognizes stock-based compensation expense using the graded vesting attribution method. Outstanding options expire no later than ten years from the grant date. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in the model for the years ended December 31, 2007 and 2006 are outlined in the following table:

	Year ended December 31, 2007	Year ended December 31, 2006
Expected volatility	47-49%	52-55%
Expected life (in years)	3-4	3-4
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.3% - 5.0%	4.6% - 5.4%

The computation of the expected volatility assumption used in the Black-Scholes calculations for new grants is based on a combination of historical and implied volatilities. When establishing the expected life assumption, the Company reviews annual historical employee exercise behavior of option grants with similar vesting periods. The risk free interest rate is based on the U.S. Treasury yield curve at the grant date, using a remaining term equal to the expected life of the option. The total expenses to be recorded in future periods will depend on several variables, including the number of share-based awards that vest, pre-vesting cancellations and the fair value of those vested awards.

A summary of the changes in stock options outstanding under Radiant's equity-based compensation plans during the years ended December 31, 2007 and 2006 is presented below:

(In thousands, except per share data)	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	6,413	$ 8.83	5.85	
Granted	734	$ 12.32		
Exercised	(674)	$ 5.60		
Forfeited or cancelled	(189)	$ 11.32		
Outstanding at December 31, 2006	6,284	$ 9.58	4.95	$ 16,880
Granted	775	$ 12.74		
Exercised	(1,002)	$ 7.07		
Forfeited or cancelled	(259)	$ 11.66		
Outstanding at December 31, 2007	5,798	$ 10.34	4.01	$ 42,886
Vested or expected to vest at December 31, 2007	5,501	$ 10.35	4.00	$ 40,797
Exercisable at December 31, 2007	3,970	$ 10.35	3.85	$ 30,281
Exercisable at December 31, 2006	4,379	$ 9.98	4.69	$ 11,990

The weighted average grant-date fair value of options granted during the years ended December 31, 2007 and 2006 was $ 4.59 and $5.00, respectively. The total intrinsic value, the difference between the exercise price and the market price on the date of exercise, of options exercised during the years ended December 31, 2007 and 2006 was approximately $7.5 million and $4.9 million, respectively. The total fair value of options that vested during the years ended December 31, 2007 and 2006 was approximately $1.4 million and $0.6 million, respectively. At December 31, 2007 and 2006, Radiant had approximately 1.8 million and 1.9 million unvested options outstanding with a weighted-average grant-date fair value of $3.56 and $3.05, respectively. Of the 1.8 million and 1.9 million options that were unvested at December 31, 2007 and 2006, there were 0.1 million and 0.4 million options that had a vesting period based on stock performance requirements. The unvested options have a total unrecognized compensation expense of approximately $4.3 million and $3.7 million during the years ended December 31, 2007 and 2006, respectively, net of estimated forfeitures, which will be recognized over the weighted average period of 1.25 and 1.69 years, respectively. Cash received from options exercised was approximately $7.1 million and $3.7 million during the years ended December 31, 2007 and 2006, respectively.

Prior to 2006, Radiant followed the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended. The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2005 if the fair value recognition provisions of SFAS 123, as amended, had been applied to options granted under Radiant's stock-based employee compensation plans. For purposes of this pro forma disclosure, the estimated value of the options is recognized over the options' vesting periods. If the Company had recognized the expense of equity programs in the consolidated statements of operations, additional paid-in capital would have increased by a corresponding amount.

(In thousands, except per share data)	Year ended December 31, 2005
Net income-as reported	$ 5,562
Stock-based compensation expense	(4,768)
Net income-pro forma	$ 794
Basic net income per share	
As reported	$ 0.19
Pro forma	$ 0.03
Diluted net income per share:	
As reported	$ 0.18
Pro forma	$ 0.03

For purposes of the weighted average estimated fair value calculations, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

	Year ended December 31, 2005
Expected volatility	61%
Expected life (in years)	3.8
Expected dividend yield	0.00%
Risk-free interest rate	4.29%

The weighted-average fair value of each option granted in the year ended December 31, 2005 was $5.05.

4. PRODUCT DEVELOPMENT EXPENDITURES

Product development expenditures for the years ended December 31, 2007, 2006 and 2005 are summarized as follows (in thousands):

	2007	2006	2005
Total development expenditures	$ 26,173	$ 24,951	$ 14,960
Less amounts capitalized	2,736	3,205	554
Product development expense	$ 23,437	$ 21,746	$ 14,406

The activity in the capitalized software development account during 2007 and 2006 is summarized as follows (in thousands):

	2007	2006
Balance at beginning of period, net	$ 5,019	$ 2,249
Capitalized software development costs	2,736	3,205
Amortization expense	(524)	(435)
Balance at end of period, net	$ 7,231	$ 5,019

Amortization of capitalized software costs is included in system sales cost of revenues in the accompanying statements of operations.

5. ACQUISITIONS

Each of the acquisitions discussed below was accounted for using the purchase method of accounting as required by Statement of Financial Accounting Standards No. 141, *Business Combinations* .

Acquisition of Synchronics, Inc.

On January 3, 2006, the Company acquired substantially all of the assets of Synchronics, Inc. ("Synchronics"), a supplier of business management and point-of-sale software for the retail industry. Total consideration was approximately $26.8 million and consisted of approximately $19.5 million in cash and 605,135 shares of restricted common stock with a value of $12.05 per share in accordance with EITF-99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination." The cash portion of the purchase price was paid on the date of closing. The operations of the Synchronics business have been included in the Company's consolidated results of operations and financial position from the date of acquisition. The results of these operations are reported under the Retail segment.

The intangible assets acquired were valued by the Company with the assistance of independent appraisers utilizing customary valuation procedures and techniques. The following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the Synchronics acquisition:

(Dollars In Thousands)	
Current assets	$ 633
Property, plant and equipment	297
Identifiable intangible assets	11,100
Goodwill	17,019
Total assets acquired	29,049
Current liabilities	677
Long-term liabilities	1,605
Total liabilities assumed	2,282
Purchase price	$ 26,767

As a result of the Synchronics acquisition, goodwill of approximately $17.0 million was recorded and assigned to the Retail segment. The goodwill will be deductible for tax purposes over a period of 15 years. The following is a summary of the intangible assets acquired and the weighted-average useful lives over which they will be amortized:

(Dollars In Thousands)	Purchased Assets	Weighted-Average Useful Lives
Core and developed technology	$ 3,800	4 years
Reseller network	5,200	6 years
Subscription sales	1,400	4 years
Trademarks and tradenames	700	6 years
Total intangible assets acquired	$ 11,100	

Acquisition of MenuLink Computer Solutions, Inc.

On October 6, 2005, the Company acquired the shares of MenuLink Computer Solutions, Inc. ("MenuLink"). MenuLink is a leading supplier of back-office software for the hospitality industry. Total consideration was approximately $12.8 million and consisted of $6.3 million in cash, three-year notes in the principal amount of approximately $4.1 million, and 217,884 shares of restricted common stock with a value of $10.97 per share on the date of announcement (September 19, 2005). The cash consideration of $6.3 million was paid on the date of closing. The notes have an interest rate equivalent to the prime rate and will be paid in equal monthly installments (principal and interest) over a 36-month period through October 2008. MenuLink's operations have been included in the Company's consolidated results of operations and financial position from the date of acquisition.

The intangible assets acquired were valued by the Company with the assistance of independent appraisers utilizing customary valuation procedures and techniques.

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the MenuLink acquisition:

(Dollars in Thousands)	
Current assets	$ 1,390
Property, plant and equipment	105
Identifiable intangible assets	3,800
Goodwill	10,163
Total assets acquired	15,458
Total liabilities assumed (all of which were considered current)	2,658
Purchase price	$ 12,800

As a result of the MenuLink acquisition, goodwill of approximately $10.6 million was recorded and assigned to the Hospitality segment. This includes subsequent adjustments related to changes in contingent liabilities in which goodwill increased from the date of acquisition by approximately $0.5 million for the year ended December 31, 2006. The goodwill is deductible for tax purposes over a period of 15 years. The following is a summary of the intangible assets acquired and the weighted-average useful lives over which they will be amortized:

(Dollars in Thousands)	Purchased Assets	Weighted-Average Useful Lives
Core and developed technology	$ 1,900	4 years
Customer list and contracts	1,400	7 years
Trademarks and tradenames	300	5 years
Covenants not to compete	200	5 years
Total intangible assets acquired	$ 3,800	

Acquisition of E-Needs, Inc.

On April 14, 2004, the Company acquired substantially all of the assets of E-Needs, Inc. ("E-Needs"), a company engaged in the business of developing, marketing, licensing and selling software and services in the movie-theatre circuit and related financial management marketplaces. The operating results of E-Needs are included in the consolidated financial statements from the date of acquisition. The transaction included the purchase of certain software technology source code and customer lists. Total consideration and transaction costs were approximately $0.7 million and consisted of $0.3 million in cash, the issuance of 46,133 shares of common stock with a fair value of $6.50 per share based on the average closing price for the 10 days prior to the date of announcement (March 17, 2004) and approximately $0.1 million of assumed liabilities and direct expenses. The purchase agreement also provides for additional cash payments if certain future operating targets are achieved. The additional payments may aggregate up to approximately $1.6 million and will be accounted for as part of the purchase price if such operating targets are met. As of December 31, 2007, none of these future operating targets had been achieved. Intangible assets of approximately $0.6 million were recorded and are being amortized over the assets' estimated useful lives, which range from three to ten years. The remaining $0.1 million of the purchase price was recorded as goodwill and assigned to the Hospitality segment. The goodwill is deductible for tax purposes over a period of 15 years.

Acquisition of Aloha Technologies, Inc.

On January 13, 2004, the Company acquired substantially all of the assets of Aloha Technologies and certain affiliated entities (collectively, "Aloha"). Aloha is a leading provider of point of sale systems for the hospitality industry. The results of Aloha have been included in the consolidated financial statements from the date of the acquisition. Total consideration and transaction costs of approximately $48.9 million consisted of an $11.0 million cash payment, a five-year note in the principal amount of $19.7 million at an interest rate of prime plus one percent, a one-year note in the principal amount of $1.7 million at an interest rate of prime plus one percent, the issuance of 2,353,846 shares of restricted common stock with a fair value of $6.50 per share on the date of announcement (December 15, 2003), an initial purchase price adjustment of approximately $0.8 million, and approximately $0.9 million of direct expenses the Company incurred related to the acquisition and the assumption of certain liabilities. In 2005, an additional purchase price adjustment was recorded which reduced the current assets acquired by approximately $0.5 million. Intangible assets of approximately $26.1 million were recorded and are being amortized over the assets' estimated useful lives, which range from three to fifteen years. The intangible assets acquired were valued by the Company with the assistance of independent appraisers utilizing customary valuation procedures and techniques. As a result of the Aloha acquisition, goodwill of approximately $24.7 million was assigned to the Hospitality segment and will be deductible for tax purposes over a period of 15 years.

Acquisition of Breeze Software Proprietary Limited

On May 9, 2001, the Company acquired all of the outstanding common stock of Breeze Software Proprietary Limited ("Breeze"), a leading provider of software applications for retailers in the Australian marketplace. The purchase price consisted of $1.7 million in cash and assumption of net liabilities of approximately $0.7 million. Total consideration, including approximately $0.4 million in transaction costs, was approximately $2.8 million. Goodwill of approximately $2.8 million was recorded as a result of this transaction. The Company was obligated to pay additional consideration of cash and/or stock in the event that certain earnings milestones were achieved. During the year ended December 31, 2004, certain specified earnings milestones were achieved and the Company paid additional consideration of approximately 238,000 shares of common stock for a total consideration of approximately $1.0 million based upon the quoted price of the Company's stock, which was allocated to goodwill. In addition, during the fourth quarter of 2004, a final earnings milestone was achieved and the Company elected to pay the additional consideration of $1.3 million in cash. This final payment, which was allocated to goodwill, was accrued in the fourth quarter of 2004 and paid during the first quarter of 2005.

6. GOODWILL AND OTHER INTANGIBLES, NET

Goodwill

In accordance with SFAS No. 142, the Company evaluates the carrying value of goodwill as of January 1 of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the reporting unit's goodwill to its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

The Company's evaluation of goodwill in accordance with SFAS 142 for 2007 and 2006 and completed on January 1, 2008 and 2007, respectively, resulted in no impairment losses. Changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows (in thousands):

	Hospitality	Retail	Total
BALANCE, December 31, 2005	$ 37,277	$ 6,962	$ 44,239
Goodwill resulting from the Synchronics acquisition (Note 5)	—	17,019	17,019
Currency translation adjustment related to Breeze acquisition	—	276	276
Utilization of acquired deferred tax asset (Note 10)	—	(60)	(60)
Adjustment related to change in contingent liabilities of MenuLink (Note 5)	474	—	474
BALANCE, December 31, 2006	**$ 37,751**	**$ 24,197**	**$ 61,948**
Currency translation adjustment related to Breeze acquisition	—	438	438
BALANCE, December 31, 2007	**$ 37,751**	**$ 24,635**	**$ 62,386**

Intangible Assets

A summary of the Company's intangible assets as of December 31, 2007 and 2006 is as follows (in thousands):

		December 31, 2007		December 31, 2006	
	Weighted Average Amortization Lives	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Core and developed technology – Hospitality	3.5 years	$ 12,700	$ (11,862)	$ 12,700	$ (11,221)
Reseller network – Hospitality	15 years	9,200	(2,428)	9,200	(1,814)
Direct sales channel – Hospitality	10 years	3,600	(1,425)	3,600	(1,065)
Covenants not to compete – Hospitality	4 years	1,750	(1,545)	1,750	(1,471)
Trademarks and tradenames – Hospitality	Indefinite	1,300	—	1,300	—
Trademarks and tradenames – Hospitality	5 years	300	(134)	300	(74)
Customer list and contracts – Hospitality	6.5 years	1,650	(633)	1,650	(383)
Core and developed technology – Retail	4 years	3,800	(1,900)	3,800	(950)
Reseller network – Retail	6 years	5,200	(1,733)	5,200	(867)
Subscription sales – Retail	4 years	1,400	(700)	1,400	(350)
Trademarks and tradenames – Retail	6 years	700	(233)	700	(117)
Other	8 years	2,020	(377)	492	(333)
Total intangible assets		$ 43,620	$ (22,970)	$ 42,092	$ (18,645)

Amortization expense related to intangible assets was approximately $4.3 million, $8.2 million and $5.3 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Future amortization expense does not include intangible assets acquired in conjunction with the January 2008 acquisition of Quest Retail Technology ("Quest") as discussed in Note 17, since the purchase price allocation has not been completed. The table below summarizes the approximate amortization expense for the following annual periods subsequent to December 31, 2007, excluding Quest's intangible assets and assuming no future acquisitions, dispositions or impairments of intangible assets (in thousands):

12-month period ended December 31,	
2008	$ 4,117
2009	3,967
2010	2,477
2011	2,398
2012	1,365
Thereafter	5,026
	$ 19,350

7. DEBT

On March 31, 2005, the Company entered into a senior secured credit facility (the "WFF Credit Agreement") with Wells Fargo Foothill, Inc., as the arranger, administrative agent and initial lender. The WFF Credit Agreement, which was amended on January 3, 2006, provided for extensions of credit, upon satisfaction of certain conditions, in the form of revolving loans in an aggregate principal amount of up to $15 million and a term loan facility in an aggregate principal amount of up to $31 million. The revolving loan amount available to the Company was derived from a monthly borrowing base calculation using the Company's various receivables balances. The amount derived from this borrowing base calculation was further reduced by the total amount of letters of credit outstanding. Loans under the WFF Credit Agreement bore interest, at Radiant's option, at either the London Interbank Offering Rate plus two and one half percent or at the prime rate of Wells Fargo Bank, N.A.

The WFF Credit Agreement contained certain customary representations and warranties from Radiant. It also contained customary covenants, including: use of proceeds; limitations on liens; limitations on mergers, consolidations and sales of Radiant's assets; and limitations on transactions with related parties. In addition, the WFF Credit Agreement contains various financial covenants, including: minimum EBITDA levels, as defined; minimum tangible Net Worth, as defined; and maximum capital expenditures. As of December 31, 2007, the Company was in compliance with all financial covenants. The WFF Credit Agreement also contained customary events of default, including: nonpayment of principal, interest, fees or charges when due; breach of covenants; material inaccuracy of representations and warranties when made; and insolvency. The WFF Credit Agreement was secured by the assets of the Company. As of December 31, 2007, the Company had approximately $0.5 million in letters of credit outstanding against the revolving loan facility.

In January 2008, the WFF Credit Agreement was refinanced upon the execution of a new credit agreement with JPMorgan Chase Bank, N.A. (the "JPM Credit Agreement"), as arranger, and JPMorgan Chase Bank, N.A, SunTrust Bank, Bank of America and Guaranty Bank as initial lenders. The JPM Credit Agreement provides for extensions of credit, upon satisfaction of certain conditions, in the form of revolving loans in an aggregate principal amount of up to $60 million and a term loan facility in an aggregate principal amount of up to $30 million. As of January 2, 2008, aggregate borrowings under this facility totaled $75 million. Further explanation of the JPM Credit Agreement is presented in Note 17 of the consolidated financial statements.

In the second quarter of 2005, the Company entered into an amended and restated promissory note in the amount of $1.5 million with the previous shareholders of Aloha Technologies, Inc., acquired by the Company in January 2004. During the fourth quarter of 2005, the Company modified the amended promissory note by reducing the $1.5 million principal amount to $1.0 million. The decrease was the result of agreed upon purchase price adjustments. The principal on this note was originally agreed to be paid over the course of the third and fourth quarters of 2008 and the first quarter of 2009, but was subsequently paid in full during the first quarter of 2008.

In the fourth quarter of 2005, the Company issued approximately $4.1 million in notes payable related to the acquisition of MenuLink. The interest on the notes is calculated based on the prime rate and payments for both principal and interest are being made in equal installments over a 36-month period. The notes are scheduled to be paid off by the fourth quarter of 2008.

The following is a summary of long-term debt and the related balances as of December 31, 2007 and 2006 (in thousands):

Description of Debt	December 31, 2007	December 31, 2006
Promissory note (as amended) with Aloha shareholders bearing interest based on the prime rate plus one percent (8.25% as of December 31, 2007) with interest being paid monthly and principal being paid over the course of three fiscal quarters beginning in the third quarter of 2008	$ 964	$ 964
Term loan (as amended) with a bank bearing interest based on the prime rate (7.25 % as of December 31, 2007) with principal being paid at $492 per month plus accrued interest (all unpaid principal and accrued interest is due upon termination or expiration of the WFF Credit Agreement)	18,192	24,092
Promissory notes with MenuLink shareholders bearing interest based on the prime rate (7.25% as of December 31, 2007) and being paid in thirty-six equal installments of principal and interest through the fourth quarter of 2008	1,311	2,649
Total	$ 20,467	$ 27,705

Approximate annual maturities of notes payable that were outstanding at December 31, 2007 are as follows:

(Dollars in Thousands)	
2008	$ 7,983
2009	6,093
2010	6,391
Balance, December 31, 2007	$ 20,467

8. OTHER CHARGES

Due Diligence Costs

During the second quarter of 2007, the Company wrote off $1.2 million in accounting, tax and legal due diligence fees in connection with the termination of a proposed acquisition. The Company determined that such acquisitions will not take place. Such charges were written off and recorded as "Other Charges" in the Company's statement of operations during the year ended December 31, 2007.

Lease Restructuring Charges – Bedford, Texas

During the second quarter of 2006, Radiant relocated its offices in Bedford, Texas to a facility in Fort Worth, Texas. The Company is contractually liable for the lease payments on the abandoned Bedford facility through September 2007 (lease expiration). In accordance with Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), the Company recorded a lease restructuring charge of approximately $1.4 million based on the fair value of the remaining lease payments and estimated maintenance costs at the abandonment date. The restructuring charges were attributable to the Company's Hospitality business segment.

The abandonment of the Bedford facility resulted in a restructuring charge of approximately $1.4 million in the second quarter of 2006, which consisted of the fair value of the remaining lease liability and ongoing maintenance costs. During the first quarter of 2007, the Company updated its restructuring reserve analysis and reduced the reserve by $0.1 million in restructuring charges as the initial assumption regarding ongoing maintenance costs had changed. The Company anticipates the remaining payments will be made by the end of the first quarter of 2008. The table below summarizes the activity in the restructuring reserve (in thousands):

	Short-Term	Long-Term	Total
Balance, December 31, 2006	$ 710	$ 0	$ 710
Modifications to Original Reserve Analysis	(49)	—	(49)
Expenses charged against restructuring reserve	(656)	—	(656)
Balance, December 31, 2007	$ 5	$ 0	$ 5

Lease Restructuring Charges – Alpharetta, Georgia

During the third quarter of 2005, Radiant decided to consolidate certain facilities located in Alpharetta, Georgia, in order to reduce future operating costs. This resulted in the abandonment of one facility, which formerly housed the Company's customer support call center. The restructuring charges were not attributable to any of the Company's reportable segments. In accordance with SFAS 146, the Company recorded a lease restructuring charge based on the fair value of the remaining lease payments at the abandonment date less the estimated sublease rentals that could reasonably be obtained from the property.

This consolidation resulted in a restructuring charge of approximately $1.5 million in the third quarter of 2005, which consisted of $1.2 million for facility consolidations and $0.3 million of fixed asset write-offs associated with the facility consolidation. During the second quarter of 2006, the Company updated its restructuring reserve analysis and recorded an additional $0.3 million in restructuring charges as the initial assumption regarding the ability to sublease the facility had changed. As of December 31, 2007, approximately $0.5 million related to the lease commitments remained in the restructuring reserve to be paid. The Company anticipates the remaining payments will be made by the fourth quarter of 2010 (lease expiration). The table below summarizes the activity in the restructuring reserve (in thousands):

	Short-Term	Long-Term	Total
Balance, December 31, 2006	$ 414	$ 488	$ 902
Modifications to Original Reserve Analysis	(211)	(41)	(252)
Expenses charged against restructuring reserve	(18)	(147)	(165)
Balance, December 31, 2007	$ 185	$ 300	$ 485

Forward Exchange Contract

The Company records derivatives, namely foreign exchange contracts, on the balance sheet at fair value. The gains or losses on foreign currency forward contracts are recorded in the accompanying consolidated statements of operations. The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hold or issue leveraged derivative financial instruments. The Company recognized a gain of approximately $0.8 million related to a forward exchange contract executed during the fourth quarter of 2007. In addition, the Company recognized a gain of approximately $0.3 million on this contract upon its execution in conjunction with the acquisition of Quest Retail Technology during the first quarter of 2008. Further explanation of this subsequent event is presented in Note 17 of the consolidated financial statements.

Severance Costs

During 2004, in connection with the purchase of Aloha and the efficiencies obtained in the consolidation of several processes and the alignment of resources, the Company accrued approximately $1.1 million for severance payments and included this amount in goodwill. During 2007, 2006 and 2005, approximately $0.1 million, $0.3 million and $0.6 million of these liabilities, respectively, were paid, and no amount was outstanding as of December 31, 2007.

Impairment of HotelTools Software

During 2003, management approved a plan to sell the acquired HotelTools software. At the time this plan was approved, the software became available for immediate sale and management actively pursued interested parties to sell the software in its present condition. As a result of this impending sale and in accordance with the provisions of Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed*, the Company wrote down the assets associated with HotelTools to its net realizable value. Additionally, the Company reclassified the remaining intangible asset balance of approximately $550,000 to other short-term assets to reflect the impending sale. During the second quarter of 2005, there was no activity or discussions with interested parties and management made the decision to no longer actively pursue potential acquirers of the software. Accordingly, it was determined that the asset should be written off and an impairment charge of approximately $550,000 has been reflected in the accompanying consolidated statement of operations for the year ended December 31, 2005.

9. ACCRUED LIABILITIES

The components of accrued liabilities at December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Accrued wages	$ 3,319	$ 2,972
Bonus and external/internal commissions payable	9,912	6,882
Other accrued liabilities	5,196	7,637
	$ 18,427	$ 17,491

10. INCOME TAXES

The following summarizes the components of the income tax provision (benefit) (in thousands):

	Years ended December 31,		
	2007	2006	2005
Current taxes:			
Federal	$ 3,017	$ 809	$ 95
State	339	45	50
Foreign	480	418	313
Deferred taxes	4,986	(11,575)	571
Income tax provision (benefit)	$ 8,822	$ (10,303)	$ 1,029

Our domestic and foreign income from continuing operations before income taxes is as follows (in thousands):

	Years Ended December 31,		
	2007	2006	2005
U.S.	$ 19,093	$ 7,048	$ 5,220
Foreign	1,572	1,006	1,371
	$ 20,665	$ 8,054	$ 6,591

The total tax provision is different from the amount that would have been recorded by applying the U.S. statutory federal income tax rate to income from continuing operations before taxes. Reconciliation of these differences is as follows:

	2007	2006	2005
Statutory federal tax rate	35%	34%	34%
State income taxes, net of federal tax benefit	1.9	2.5	0.8
Foreign taxes	1.0	0.6	2.0
Meals and entertainment	0.5	1.3	1.0
Valuation allowance on deferred tax assets	-0.2	-185.0	-23.0
Rate change	-1.5	3.5	—
Increase in tax contingencies	0.3	7.7	—
Incentive stock option compensation	1.2	7.2	—
Other	4.5	0.3	1.1
	42.7%	-127.9%	15.9%

The components of the deferred income tax assets and (liabilities) as of December 31, 2007 and 2006 are as follows (in thousands):

	December 31, 2007	December 31, 2006
Deferred income tax assets:		
Inventory reserve	$ 1,808	$ 1,430
Allowance for doubtful accounts	1,687	1,594
Depreciation	1,473	1,587
Intangibles	348	1,588
FAS 123(R) expense—non qualified options	1,347	572
Accrued expenses	617	676
Deferred Rent	1,029	—
Net operating loss carryforward	380	3,524
Research credit	2,421	3,765
State credit	391	391
Foreign tax credit	411	146
Alternative minimum tax credit	281	297
Other	1,580	1,030
Gross deferred income tax assets	13,773	16,600
Valuation allowance	(411)	(146)
Total deferred income tax assets, net	$ 13,362	$ 16,454
Deferred income tax liabilities:		
Goodwill and intangible assets	(2,727)	(1,875)
Net deferred income tax asset	$ 10,635	$ 14,579

Our deferred income tax assets and liabilities at December 31, 2007 and 2006, are included in the accompanying consolidated balance sheets as follows (in thousands):

	December 31, 2007	December 31, 2006
Current deferred income tax assets	$ 7,730	$ 9,327
Deferred income tax assets, non-current	2,905	5,252
Net deferred income tax assets	$ 10,635	$ 14,579

At December 31, 2007, the Company had state net operating loss carryforwards of approximately $7.2 million and foreign net operating loss carryforwards of $0.3 million. The tax loss carryforwards (if not utilized against taxable income) expire from 2023 to 2024. In addition, the Company has excess tax benefits, related to current and prior year stock option exercises subsequent to the adoption of FAS 123(R), of $12.0 million that are not recorded as a deferred tax asset as the amounts have not yet resulted in a reduction in current taxes payable. The benefit of these deductions will be recorded to additional paid-in-capital at the time the tax deduction results in a reduction of current taxes payable.

At December 31, 2006, the Company had U.S. federal net operating loss carryforwards of approximately $13.0 million and foreign net operating loss carryforwards of $1.0 million. The tax losses and carryforwards (if not utilized against taxable income) expire from 2023 to 2024. Approximately $7.9 million of the U.S. net operating loss carryforwards are attributable to excess tax deductions related to the exercise of stock options and are recorded as a deferred tax asset. In addition, the Company has excess tax benefits, related to current year stock option exercises subsequent to the adoption of FAS 123(R), of $4.9 million that are not recorded as a deferred tax asset as the amounts have not yet resulted in a reduction in current taxes payable. The benefit of these deductions will be recorded to additional paid-in-capital at the time the tax deduction results in a reduction of current taxes payable.

In addition, the Company has certain tax credit carryforwards available to offset future tax liability, including research and development, state, foreign and alternative minimum tax credits. The amounts at December 31, 2007 totaled $2.4 million, $0.4 million, $0.4 million and $0.3 million, respectively. The amounts at December 31, 2006 totaled $3.8 million, $0.3 million and $0.1 million, respectively. The research and development and foreign tax credits expire from 2010 to 2025. The alternative minimum tax credit carries forward indefinitely to offset future U.S. tax liability.

U.S. income and foreign withholding taxes have not been provided for cumulative undistributed earnings of foreign subsidiaries and equity investees. The Company intends to reinvest these earnings for the foreseeable future. If these amounts were distributed to the United States, in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings or investments is not practicable.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123R-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." We have elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent APIC pool and consolidated statement of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123R. Using this methodology, we had no beginning balance in the APIC pool.

The Company uses the "with-and-without" or "incremental" approach for ordering tax benefits derived from the share-based payment awards. Using the with-and-without approach, actual income taxes payable for the period are compared to the amount of tax payable that would have been incurred absent the deduction for employee share-based payments in excess of the amount of compensation cost recognized for financial reporting. As a result of this approach, tax net operating loss carryforwards not generated from share-based payments in excess of cost recognized for financial reporting are considered utilized before the current period's share-based deduction.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, the Company recognized a $0.9 million increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

Including the cumulative effect increase, at the beginning of 2007, the Company had approximately $2.3 million of total gross unrecognized tax benefits. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The following reconciliation summarizes the total gross unrecognized tax benefits (in thousands):

(Dollars in Thousands)	Year ended December 31, 2007
Balance at January 1, 2007	$ 2,291
Gross change tax positions of current period	—
Gross change for tax positions of prior year	—
Settlements with taxing authorities	—
Lapse of statute of limitations	—
Balance at December 31, 2007	$ 2,291

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. For U.S. federal and most state jurisdictions, tax years after 1996 are open for examination primarily due to net operating losses and other tax attribute carryforwards. For Australia, Czech Republic and the United Kingdom, tax years after 2000, 2002 and 2004, respectively, are open for examination. The Company is not currently under examination by any income taxing jurisdiction.

The Company's continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company has accrued $0.1 million in interest associated with uncertain tax positions for the period ended December 31, 2007.

11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space, equipment and certain vehicles under noncancelable operating lease agreements expiring on various dates through 2013. Total rent expense under operating leases was approximately $4.8 million, $5.2 million and $3.7 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company leases various equipment under capital leases that expire on various dates through December 2011. Aggregate future minimum lease payments under the capital leases, noncancelable operating leases in effect as of December 31, 2007, and noncancelable operating leases which commenced subsequent to December 31, 2007, are as follows (in thousands):

	Capital	Operating
2008	$ 538	$ 4,853
2009	538	5,646
2010	453	5,771
2011	141	4,550
2012	—	4,630
Thereafter	—	4,455
Total	$ 1,670	$ 29,905
Less: Amount representing interest	199	
Net present value of minimum lease payments	1,471	
Less: Current portion of capital lease	437	
Long-term portion of capital lease obligation	$ 1,034	

The schedule above includes the lease obligations resulting from the acquisition of Quest Retail Technology, which occurred on January 4, 2008. Further explanation of this transaction is presented in Note 17 of the consolidated financial statements. Also included in this schedule are the future minimum lease payments related to facilities that are being subleased. The total minimum rentals to be received in the future under noncancelable subleases as of December 31, 2007, are approximately $1.9 million in 2008, $0.6 million in 2009 and $0.4 million in 2010.

Employment Agreements

As part of the acquisition of Aloha, the Company entered into an employment agreement with an employee that currently remains in effect. Under this employment agreement, in the event the Company terminates employment without cause or if the employee terminates employment with good reason, the Company would be obligated to pay the employee severance at a rate equal to his or her base salary at the date of termination for the remaining term of the agreement.

Letters of Credit

As of December 31, 2007 and 2006, the Company had outstanding letters of credit of approximately $0.5 million and $0.6 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The outstanding letters of credit reduced the amount available under the former revolving loan provided by the Credit Agreement with Wells Fargo Foothill, Inc. Further explanation of this agreement is presented in Note 7. On January 1, 2006, approximately $2.7 million in letters of credit expired and were not renewed.

Legal Matters

Radiant is and has been involved in legal proceedings arising in the normal course of business. Management is of the opinion, based upon presently available information and the advice of counsel concerning pertinent legal matters, that any resulting liability should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Purchase Commitments

The Company has entered into certain noncancelable purchase orders for manufacturing supplies to be used in its normal operations. The aggregate anticipated payments related to these purchase orders are approximately $1.0 million in 2008.

12. SHAREHOLDERS' EQUITY

Treasury Stock

Over the course of the history of the Company, the Board of Directors has authorized a stock repurchase program. This program has been renewed several times by the Board of Directors and the Company has repurchased and subsequently retired approximately 4.1 million shares of its common stock, for total consideration of approximately $35.0 million under these repurchase programs.

The following is a summary of transactions that have occurred over the past three years in regards to the stock repurchase program:

In the first quarter of 2005, the Company repurchased approximately 238,000 shares of common stock at a cost of approximately $1.0 million from the former shareholders of Breeze, who were issued the shares in connection with the specified earnings milestones that were achieved in the fourth quarter of 2004.

During 2006, the Company repurchased, and subsequently retired, approximately 453,000 shares for approximately $5.0 million at an average cost of $10.97 per share. The Company did not repurchase any shares under its repurchase plan in 2007.

In the fourth quarter of 2007, the Board of Directors of the Company authorized a re-commencement of the Company's stock repurchase program authorizing the repurchase of up to 1.0 million shares at a price not to exceed $25.00 per share through November 2009.

Preferred Stock

In January 1997, the Company authorized 5,000,000 shares of preferred stock with no par value. The Company's Board of Directors has the authority to issue these shares and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences and other rights and restrictions.

13. EMPLOYEE BENEFITS

Stock-Based Compensation Plans

Employee Stock Purchase Plan

During 1998, the Company's Board of Directors adopted, with shareholder approval, the 1998 Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, the Company is authorized to issue up to 2,500,000 shares of Radiant's common stock to its qualified employees, who originally were eligible to purchase shares at 85% of the appropriate market price every six months. Originally, the purchase price of the stock was the lower of the market price in effect on the day the offering started or the day the offering terminated. The ESPP was suspended on December 31, 2005 in an effort to reduce future stock compensation expense. The Company reinstated the ESPP during 2006 on terms that permit employees to purchase Radiant common stock at the end of each quarter at 95% of the market price on the last day of the quarter. Based on these terms, the reinstated ESPP will not result in any future stock compensation expense.

In 2007, 2006 and 2005, the Company issued approximately 9,000 shares, 3,000 shares and 293,000 shares under the ESPP at an average price of $14.15, $9.32, and $6.18 per share, respectively. As of December 31, 2007, there were approximately 991,000 shares available for future issuance under the ESPP.

Directors Stock Option Plan

During 1997, the Company's Board of Directors adopted, with shareholder approval, the Non-Management Directors' Stock Option Plan (the "Directors' Plan") for non-management directors of the Company, under which the Company could grant options to purchase up to 150,000 shares of Radiant's common stock to nonemployee directors of the Company. Options were granted at an exercise price, not less than fair value as referenced to quoted market prices. Initial grants to new directors were exercisable over three years, while annual grants were exercisable six months after the grant date. Options granted under the Directors' Plan expire ten years from the date of grant. During 2002, the Directors' Plan was amended to increase the number of options available for grant to 300,000 shares, as well as to increase the grant to a non-employee director upon initial appointment to 25,000 from 15,000 and the annual grant to 10,000 from 5,000. The Company granted 0, 0 and 30,000 options under this plan in 2007, 2006 and 2005, respectively. As of December 31, 2007, the Company has granted approximately 335,000 options under the Directors' Plan, of which 30,000 have been exercised and 55,000 have been cancelled. This plan was replaced with the 2005 Long-Term Incentive Plan, described below.

1995 Stock Option Plan

The Company's 1995 Stock Option Plan (the "1995 Plan"), as amended, was approved by shareholders and authorized the issuance of up to 13,000,000 incentive and nonqualified stock options to key employees. Options were granted at an exercise price not less than fair value as determined by the Board of Directors and became exercisable as determined by the Board of Directors, generally over a period of four to five years. Options granted under the 1995 Plan expire ten years from the date of grant. This plan was replaced with the 2005 Long-Term Incentive Plan, described below.

2005 Long-Term Incentive Plan

Effective April 25, 2005, the 2005 Long-Term Incentive Plan ("LTIP") was adopted by the Company's Board of Directors and subsequently approved by shareholders. The LTIP replaced both the 1995 Plan and the Directors' Plan and became the only plan for providing stock-based incentive compensation to directors and employees of the Company, other than the ESPP which remains in effect. Options previously granted under the 1995 Plan and the Directors' Plan remain exercisable in accordance with the terms of the respective plans. The LTIP provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance units and phantom stock. The LTIP authorizes the issuance of up to 2,500,000 shares of the Company's common stock and the maximum that may be granted to any one employee in any calendar year is 250,000. No grants may be made under the LTIP subsequent to April 24, 2015. During the year ended December 31, 2007, the Company granted 1,509,000 shares under the LTIP, of which 42,000 have been exercised and 60,000 shares have been cancelled.

Employee Savings Plans

The Company has a 401(k) profit-sharing plan (the "401(k) Plan") available to all employees of the Company who have attained age 21. The 401(k) Plan includes a salary deferral arrangement pursuant to which employees may contribute a minimum of 1% and a maximum of 80% of their salary on a pretax basis, up to $15,500 in 2007. The Company may make both matching and additional contributions at the discretion of the Company's Board of Directors. The Company made contributions of approximately $1.0 million, $0.7 million and $0.4 million during 2007, 2006 and 2005, respectively.

As a result of the Company's acquisition of Aloha in January 2004, the Company adopted Aloha's 401(k) profit-sharing plan ("Aloha Plan"), which is available to all employees who have attained age 21. The Aloha Plan includes a salary deferral arrangement pursuant to which employees may contribute a minimum of 1% and a maximum of 50% of their salary on a pretax basis, up to $15,500 in 2007. The Company may make both matching and additional contributions at the discretion of the Company's Board of Directors. The Company made contributions of approximately $0.4 million, $0.3 million and $0.2 million during the years ending December 31, 2007, 2006 and 2005, respectively. The total for 2005 includes contributions made by the Company on behalf of MenuLink employees, who participate in the Aloha Plan.

Stock Option Exchange Program

On December 2, 2004, the Company announced a voluntary stock option exchange program for the benefit of its employees. Under the program, employees were offered the opportunity, if they elected, to cancel certain outstanding stock options previously granted to them for new stock options granted in 2005. Under the exchange program, the new options were exercisable for one share of common stock for every two shares of common stock issuable upon exercise of a surrendered option. For options with exercise prices greater than $15.00 per share, the new options were exercisable for one share of common stock for every three shares of common stock issuable upon exercise of a surrendered option. The exercise price of the new options were equal to the last reported sale price of common stock on the grant date. The new options become exercisable in three equal annual installments beginning on the first anniversary of the date of grant and will expire on the fifth anniversary of the grant date, or earlier in the event of the termination of employment. The election period ended on December 30, 2004. On December 31, 2004, 116,094 options at an average exercise price of $15.84 were cancelled under this program. In accordance with EITF Issue 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44 Abstract," no compensation charges were recorded. Members of the Company's Board of Directors, executive officers, and certain other members of the senior management team were not eligible to participate in this program. On July 1, 2005, 50,922 new options were granted under this program.

The following table sets forth the range of exercise prices, number of shares, weighted average exercise price and remaining contractual lives by groups of similar price and grant date for stock options outstanding as of December 31, 2007 (in thousands, except weighted average price and remaining contractual life):

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price
$2.67 - $4.66	1,176	$ 4.49	3.82	722	$ 4.48
$4.67 - $7.29	1,224	6.34	4.31	1,202	6.35
$7.50 - $12.01	1,179	10.11	4.67	866	9.92
$12.16 - $14.11	1,307	12.82	3.99	366	13.48
$14.12 - $45.58	912	20.02	3.00	814	20.50
Total	5,798	$ 10.34		3,970	$ 10.35

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information for all equity compensation plans as of the fiscal year ended December 31, 2007, under which the equity securities of the Company were authorized for issuance:

Equity Compensation Plans	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Approved by Shareholders:			
1995 Stock Option Plan	4,141	$ 9.61	—
1997 Non-Management Directors Stock Option Plan	250	$ 10.03	—
1998 Employee Stock Purchase Plan	—	—	991
2005 Long-Term Incentive Plan	1,407	$ 12.54	1,051
Not approved by shareholders:	—	—	—
Total	5,798	$ 10.34	2,042

14. SEGMENT REPORTING DATA

The Company's reportable segments were identified based on the manner in which management reviews operating results and makes decisions regarding the allocation of the Company's resources. Each segment focuses on delivering site management systems, including point-of-sale, self-service kiosk, and back-office systems, designed specifically for each of the core vertical markets. The Company's segments derive revenues from the sale of products, including system software and hardware, and services, including client support, maintenance, training, custom software development, hosting and implementation services.

Prior to 2006, the Company operated in three primary segments: (i) Hospitality, (ii) Petroleum and Convenience Retail, and (iii) Entertainment. However, effective January 1, 2006, the Company made the decision to condense its business into two operating segments: (i) Hospitality (which includes the former Entertainment segment) and (ii) Retail (which is comprised of the former Petroleum and Convenience Retail segment and the recently-acquired Synchronics business). These changes were made in order to increase management's accountability for revenue growth and operating performance. The Company's chief operating decision maker makes decisions based on information for these segments. Segment information for the year ended December 31, 2005 has been revised to present the data in accordance with the current segments.

The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies. Management evaluates the performance of the segments based on net income or loss before the allocation of certain central costs, an internal measure of contribution margin, which is defined as net income or loss from operations before certain allocated costs. The summary of the Company's reportable segments is as follows (in thousands):

	For the year ended December 31, 2007			
	Hospitality	Retail	All Other	Total
Revenues	$ 170,512	$ 80,518	$ 2,168	$ 253,198
Amortization of intangible assets	2,000	2,283	18	4,301
Product development	13,632	4,410	—	18,042
Net income before allocation of central costs	35,607	17,087	—	52,694
Goodwill	37,751	24,635	—	62,386
Other identifiable assets	58,190	36,817	1,169	96,176
	For the year ended December 31, 2006			
	Hospitality	**Retail**	**All Other**	**Total**
Revenues	$ 141,208	$ 78,537	$ 2,565	$ 222,310
Amortization of intangible assets	5,880	2,283	26	8,190
Product development	12,605	5,546	86	18,237
Net income before allocation of central costs	20,566	12,108	797	33,471
Goodwill	37,751	24,197	—	61,948
Other identifiable assets	49,322	29,625	1,415	80,362
	For the year ended December 31, 2005			
	Hospitality	**Retail**	**All Other**	**Total**
Revenues	$ 111,695	$ 58,499	$ 1,848	$ 172,042
Amortization of intangible assets	5,291	—	26	5,317
Product development	8,346	2,530	—	10,876
Net income (loss) before allocation of central costs	17,319	9,497	(820)	25,997
Goodwill	37,277	6,962	—	44,239
Other identifiable assets	35,526	18,879	1,599	56,004

The reconciliation of product development expense allocated to reportable segments to total product development expense for the years ended December 31, 2007, 2006 and 2005, is as follows (in thousands):

	December 31,		
	2007	2006	2005
Product development expense for reportable segments	$ 18,042	$ 18,237	$ 10,876
Indirect product development expenses unallocated	5,395	3,509	3,530
Product development expense	$ 23,437	$ 21,746	$ 14,406

The reconciliation of net income before the allocation of central costs from reportable segments to net income for the years ended December 31, 2007, 2006 and 2005, is as follows (in thousands):

	December 31,		
	2007	2006	2005
Net income for reportable segments	$ 52,694	$ 33,471	$ 25,997
Central corporate expenses unallocated	(40,851)	(26,037)	(20,435)
Release of valuation allowance related to deferred tax assets	—	10,923	—
Net income	$ 11,843	$ 18,357	$ 5,562

The reconciliation of other identifiable assets to total assets as of December 31, 2007 and 2006, is as follows (in thousands):

	December 31,	
	2007	2006
Other identifiable assets for reportable segments	$ 96,176	$ 80,362
Goodwill for reportable segments	62,386	61,948
Central corporate assets unallocated	63,397	56,345
Total assets	$ 221,959	$ 198,655

Revenues not associated with the Company's Hospitality and Retail segments are comprised of revenues from hardware sales outside the Company's segments.

The Company distributes its technology both within the United States of America and internationally. Revenues derived from within the United States of America were approximately $219.7 million, $183.9 million and $138.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company currently has international offices in Australia, the Czech Republic, the United Kingdom and Singapore. Geographic revenue information is based on the location of the selling entity. Revenues derived from international sources were approximately $33.5 million, $38.4 million and $33.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, the Company had international identifiable assets, including goodwill, of approximately $23.7 million and $16.0 million, respectively, of which approximately $4.6 million and $4.2 million, respectively, are long-lived assets.

The segment reporting data presented above may not reflect actual performance and actual asset balances had each segment been a stand-alone entity. Furthermore, the segment information may not be indicative of future performance.

15. RELATED PARTY TRANSACTIONS

On July 21, 2006, RedPrairie Corporation acquired BlueCube Software, formerly owned by Erez Goren, the brother of Alon Goren, our Chairman and Chief Technology Officer. As a result of this purchase, all transactions occurring between the Company and BlueCube will no longer be considered related party transactions.

As a result of the Synchronics acquisition which occurred in the first quarter of 2006, the Company entered into a 5-year lease agreement for property located in Memphis, Tennessee, which was the headquarters of Synchronics, with Jeff Goldstein Investment Partnership. Mr. Goldstein was the previous owner of Synchronics and was employed by the Company. On April 30, 2007, the Company terminated Mr. Goldstein's employment. This termination of employment was on a mutual basis. As a result, all subsequent transactions occurring between the Company and Mr. Goldstein are no longer considered related party transactions.

16. SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following tables set forth certain unaudited financial data for each of the Company's last eight calendar quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period. Net income per share is computed independently for each of the quarters presented. As such, the summation of the quarterly amounts may not equal the total net income per share reported for the year. Results for 2006 include the results of Synchronics from the date of acquisition (in thousands, except per share data):

	Quarter ended			
	Mar 31, 2007	June 30, 2007	Sep 30, 2007	Dec 31, 2007(1)
Total revenues	$ 57,439	$ 62,912	$ 62,543	$ 70,304
Gross profit	24,953	28,523	27,564	31,097
Net income	2,037	2,284	2,946	4,576
Net income per share:				
Basic	0.07	0.07	0.09	0.15
Diluted	0.06	0.07	0.09	0.14

	Quarter ended			
	Mar 31, 2006	June 30, 2006	Sep 30, 2006	Dec 31, 2006
Total revenues	$ 49,037	$ 54,877	$ 57,553	$ 60,843
Gross profit	22,219	24,242	24,644	26,754
Net income	683	11,647	2,433	3,594
Net income per share:				
Basic	0.02	0.38	0.08	0.12
Diluted	0.02	0.35	0.08	0.11

(1) The Company recognized a gain of approximately $0.8 million ($0.03 per diluted common share) related to a foreign exchange contract executed in the fourth quarter of 2007.

17. SUBSEQUENT EVENTS

Acquisition of Quest Retail Technology

On January 4, 2008, the Company acquired substantially all of the assets of Quest Retail Technology ("Quest"), a privately held company based in Adelaide, Australia, that is a global provider of point of sale and back office solutions to stadiums, arenas, convention centers, race courses, theme parks and various other industries. Total cash consideration of approximately $53 million was paid on the date of closing. The Company expects the acquisition of Quest to be accretive to 2008 earnings as adjusted to exclude amortization of intangible assets. Under the purchase method of accounting, the purchase price is allocated to the net assets acquired based on their fair values. The valuation to determine the fair value of the net assets acquired has not been completed yet. Accordingly, the Company cannot currently estimate the values that will be assigned to goodwill and other intangible assets. The Company will report the operations of the Quest business under the Hospitality segment beginning in the first quarter of 2008.

Credit Agreement with JPMorgan Chase Bank, N.A.

On January 2, 2008, the Company entered into a senior secured credit facility (the "JPM Credit Agreement") with JPMorgan Chase Bank, N.A. ("JPMorgan"), as administrative agent, J.P. Morgan Securities Inc., as arranger, and JPMorgan Chase Bank, N.A, SunTrust Bank, Bank of America and Guaranty Bank as initial lenders. The JPM Credit Agreement provides for extensions of credit, upon satisfaction of certain conditions, in the form of revolving loans in an aggregate principal amount of up to $60 million and a term loan facility in an aggregate principal amount of up to $30 million and simultaneously refinanced the previous credit agreement with Wells Fargo Foothill, Inc. As of January 2, 2008, aggregate borrowings under this facility totaled $75 million.

The JPM Credit Agreement is guaranteed by the Company and its subsidiaries and is secured by the assets of the Company. The maturity date of the JPM Credit Agreement is January 2, 2013. Loans under the JPM Credit Agreement will bear interest at the rate that JPMorgan announces as its prime rate then in effect, plus one half of one percent, plus an additional rate of interest that varies between 0.25% and 1.00% depending upon the Company's consolidated leverage ratio. The JPM Credit Agreement contains certain customary representations and warranties from the Company. It also contains customary covenants, including: use of proceeds; limitations on liens, limitations on mergers, consolidations and sales of the Company's assets; and limitations on related party transactions. In addition, the JPM Credit Agreement requires the Company to comply with various financial covenants, including maintaining leverage and fixed charge coverage ratios. The JPM Credit Agreement also contains certain customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the officers who certify its financial reports and to other members of senior management and the Company's board of directors.

Based on their evaluation as of December 31, 2007, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, including its principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in "Internal Control—Integrated Framework", the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

During the quarter ended December 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9A(T). CONTROLS AND PROCEDURES

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Radiant Systems, Inc.

We have audited the internal control over financial reporting of Radiant Systems, Inc. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting* . Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated March 4, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included explanatory paragraphs regarding the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* and the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* .

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 4, 2008

DIRECTORS

Alon Goren
Chairman
Chief Technology Officer

John H. Heyman
Director
Chief Executive Officer

James S. Balloun [2][3]
Director
Retired Chairman and
Chief Executive Officer —
Acuity Brands, Inc.

J. Alexander Douglas, Jr. [2][3]
Director
President of Coca-Cola
North America —
The Coca-Cola Company

Michael Z. Kay [1][2]
Director
Retired President and
Chief Executive Officer —
LSG Sky Chefs

William A. Clement [1][3]
Director
Chairman and Chief Executive Officer —
DOBBS, RAM & Company

Donna A. Lee [1]
Director
Former Chief Marketing Officer,
Business Markets — BellSouth

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating Committee

EXECUTIVE OFFICERS

John H. Heyman
Chief Executive Officer

Alon Goren
Chief Technology Officer

Andrew S. Heyman
Chief Operating Officer

Mark E. Haidet
Chief Financial Officer

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Atlanta, GA

LEGAL COUNSEL

Smith, Gambrell & Russell, LLP
Atlanta, GA

FORM 10-K

Copies of the Company's Form 10-K filed with the Securities and Exchange Commission are available without charge upon request to:

Investor Relations
Radiant Systems, Inc.
3925 Brookside Parkway
Alpharetta, GA 30022-4429
www.radiantsystems.com

ANNUAL MEETING

The Annual Meeting of Stockholders of Radiant Systems, Inc. will be held on June 4, 2008, 10:00 A.M. at the offices of Radiant Systems, Inc.
3925 Brookside Parkway
Alpharetta, GA 30022

DIVIDEND POLICY

The Company currently anticipates that all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

Radiant Systems
3925 Brookside Parkway
Alpharetta, Georgia 30022

Phone: 770.576.6000
Fax: 770.754.7790

END